Exhibit 99.2

Crescent Point Energy Corp. | 20 18 | Information Circular – Proxy Statement | 1 CRESCENT POINT ENERGY CORP. TSX CPG | NYSE CPG YOUR VOTE IS IMPORTANT - PLEASE TAKE SOME TIME TO READ THE ENCLOSED INFORMATION ABOUT THE BUSINESS OF THE MEETING AND TO LEARN MORE ABOUT OUR COMPANY INFORMATION CIRCULAR - PROXY STATEMENT MARCH 22 ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 4 | | Kn o wledg e - First Culture Innovation & Technology Leaders Value C r eators

Crescent Point Energy Corp. | 20 18 | Information Circular – Proxy Statement | 2 2017 at a G l a n c e Operational Execution Exceeded 2017 average production guidance and achieved 10% exit - to - exit production growth per share Advanced completions processes in earlier - stage resource plays resulting in improved production rates Implemented new technology to improve ultimate recoveries and efficiencies, including Injection Control Device waterflood systems, solar power remote field monitoring and automation Increased growth profile through new play development that drove a 70% increase in productive capacity Organically replaced 152% of production with reserves growth of over 4% per share

Financial Discipline and Risk Management

- Executed over **$320 million** of **non-core asset dispositions** providing increased financial flexibility
- Added over **400,000 net** acres of land in core areas providing future growth potential
- Continue to market additional non-core assets to further **improve balance sheet strength**

- **Low cash G&A costs** of less than **$1.50** per boe in 2017
- **Focused capital allocation** in three core areas of operations
- **$1.5 billion of liquidity** with no material near-term debt maturities

- **Controlled capital costs** in 2017 generating strong capital efficiencies and full-cycle returns
- Ongoing **hedging program** to protect cash flows, capital program and dividend
- **~45%** of 2018 liquids production hedged at **~CAD$73/bbl** with hedges extending through 2019

The Crescent Point Advantage

Scaleable and disciplined economic growth

- Focus on large oil pools with over **4 million** net acres of land
- **Significant infrastructure ownership** with a competitive advantage on market access and pricing

Long-term vision and sustainable value creators

- Per-share **focus** and **strong operational execution**
- Innovation driven by a **knowledge-first culture**
- **Waterflood** proprietary **knowledge**

Financial discipline

- **Aligning cash flows**, including non-core dispositions
- **Conservative** hedging strategy
- **Top quartile** netbacks and **low G&A**

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | iii

Who We Are and How We Conduct Our Business

Leaders in Environmental Stewardship and Innovation

We are driven to conduct our business in a manner that **minimizes impact on** the **air, land and water** surrounding our operations. We are committed to being environmentally responsible, which is in line with our **"clean as we go"** philosophy

- **Emissions are 40% lower** than Canadian peers
- **Contributed ~$200 million** to an internal voluntary **Climate Change Initiatives Fund** since inception
- Successfully advanced **new Injection Control Device** waterflood systems, which **doubled water injectivity and increased oil production in offset wells by ~30%** in the Viewfield Bakken resource play
- Continue to **reduce fresh water usage** in core resource plays
- **Established green energy team** to evaluate projects to further reduce emissions and increase efficiencies
- Piloting **solar power generation** in the Williston Basin
- Testing **remote monitoring** and **automation technology**
- Continue to invest in **gas conservation projects**

Crescent Point Received a Strong ISS Environment and Social Score for 2018


Environment
1 2 3 4 5 6 7 8 9 10
Social
Low Risk=1
High Risk=10

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | iv

Safe Operations

Improved safety performance year-over-year with 65 emergency response drills conducted during 2017

Achieved corporate goal of improving safety performance year-over-year

All personnel have the right and obligation to refuse unsafe work conditions

Employee Survey

Confidential survey conducted by outside party

Our focus on building a **strong corporate culture** and our investment in our employees lead to an engaged and motivated team

96%	93%	92%	90%
I am inclined to do the "right thing"	I am proud to tell people I work for Crescent Point	I am inspired to give my very best	I would recommend Crescent Point as a great place to work

Participation rate: normalized organizational total of 941 responses or 81%

Community Engagement

Since our inception in 2001, we have committed over **$30 million** and thousands of volunteer hours across our operating areas

Over **80%** of **employees** volunteered for more than **2,000 hours** of community service in 2017

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | v

Commitment to Governance Best Practices

Committee Independence

- **100%** Audit, Compensation, Corporate Governance & Nominating and Reserves
- **75%** Environmental, Health and Safety (EH&S)
- **All** committee chairs are independent

Board Diversity

- Internal target met: **20% female**
- Geographic, sector and skillset diversity

Oversight of US Assets

- **Independent members** on Board of US subsidiary add additional layer of governance and risk management

Other Practices

- **Annual non-slate** director elections
- **Majority vote** standard adopted
- **Board, committee and director** effectiveness assessments
- **In-camera session** at all meetings
- **Appropriate policies** in place, including code of business conduct and ethics, disclosure, privacy, risk management and counterparty credit, clawback, anti-hedging, whistleblowing and EH&S
- **Strong disclosure** controls underpin reporting accuracy
- **Minimum share ownership** thresholds for directors, CEO, COO and CFO
- **Deliberate Board renewal** includes training for new members
- **Regular engagement** with shareholders, employees and communities

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | vi

Over 7 Years Tenure Under 7 Years Tenure Board Renewal & Impact on Tenure 2 0 14 Six new independent members since 2014 2 0 17 2 0 19 Two new independent members to be added by 2019 Deliberate Board Renewal Process Focused on Diversity Renewal ongoing since 2014 ; seven new directors added (including 2018 nominee, François Langlois) Targeting to balance corporate history and knowledge with new ideas and different experiences appropriate for business size and complexity New director skills include Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning and financial and operational expertise Diversity enhanced through lower average tenure, different industry and geographic experience and gender 6 1% 2 0 12 6 4% 2 0 13 7 3% 2 0 14 7 3% 2 0 15 83% 2 0 16 8 7% 2 0 17 Continuous Improvement in Globe and Mail’s Report on Business Annual “Board Games” Score 100% 80% 60% 40% 20% 0% Crescent Point Received a Strong ISS Governance Quality Score Adhering to Governance Best Practices 1 2 3 4 5 6 7 8 9 10 Lowest Governance Risk Highest Scores indicate decile rank relative to index or region as at March 1, 2018 | | | Crescent Point Energy Corp. 2 0 18 Information Circular – Proxy Statement 7

Items to be Voted on at the Annual General Meeting

- ✓ Fixing the number of directors to 10
- ✓ Electing Directors
- ✓ Appointing Auditors
- ✓ Restricted Share Bonus Plan common share reserve
- ✓ Stock Option Plan and grant
- ✓ Executive compensation

Our information circular highlights important information throughout the document. Please read the entire information circular before you vote to fully understand everything you need to know about the items you'll be voting on at the annual general meeting.

2018 Director Nominees

Independent Board brings significant and complimentary experiences across multiple sectors and backgrounds

Director Nominee	Skills & Experience	2018 Re-election
Peter Bannister *(Chair)*	Oil and gas executive; significant industry and business experience	✓
Rene Amirault	President and CEO, Secure Energy Services Inc.; energy services industry background plus executive / board experience	✓
Laura A. Cillis	Oilfield services executive; significant business and board experience	✓
Ted Goldthorpe	Managing Partner, Global Credit Business for BC Partners (US); global finance and capital / debt markets background; experienced operating in US markets	✓
Robert F. Heinemann	Oil and gas business executive with board experience; extensive US energy industry and equity / debt markets experience	✓
Mike Jackson	Banking and capital markets; significant experience advising and financing oil and gas / energy services companies	✓
François Langlois	Oil and gas executive with extensive North American energy industry experience	First election 2018
Barbara Munroe	Executive Vice President, Corporate Services and General Counsel, WestJet Airlines; legal background with diverse experience	✓
Gerald A. Romanzin	Investment industry executive; background in capital markets and regulatory with extensive board experience	Retiring in 2019
Scott Saxberg[1]	President and CEO, Crescent Point Energy Corp.; significant oil and gas industry plus business background in Canada and the US; private and public company board experience	✓

(1) Only non-independent director

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | viii

Our Approach to Executive Compensation

- **Pay-for-performance** compensation philosophy
  - Aligned
  - Accountable
  - Balanced
- Weighted to **long-term** and **at-risk pay**
- Based on **stakeholder feedback** *(shareholders, advisors and consultants)*
- Designed to **engage, retain** and **focus** on long-term results
- Introduced **forward-looking PSU plan** in 2017
  - **Linked to corporate performance**: relative TSR and internal metrics *(PPSG+Y and DCIRR)*
- Introduced DCIRR return metric
- Balanced long-term incentive pay mix for CEO in 2018: **50% PSUs, 30% Options, 20% RSUs**
- **Market-competitive** and comparable to peers

Restricted Share Bonus Plan Common Share Reserve

- **Low** cash G&A impact
- **Encourages** retention
- **Key compensation component** for all employees
- **Facilitates** share ownership

Stock Option Plan

- **Low dilution** with limited eligibility
- **Comparable to peers**
  - **87%** of TSX 60 companies and **75%** of energy companies on the TSX 60 have a stock option plan
- Vesting profile back-end weighted in the **fourth year (40%)**
- **Linked** to long-term share price performance
- **18%** of CEO total **compensation** mix in 2018

Crescent Point Energy Corp. | 2018 | Information Circular – Proxy Statement | ix

During 2017, Crescent Point successfully executed its business strategy, despite another volatile year in the energy sector, by focusing on operational execution, long - term value creation and financial discipline. We increased our corporate sustainability through organic reserves growth. We also preserved the strength of our balance sheet and executed non - core dispositions to maintain significant liquidity and financial flexibility. Furthermore, we improved efficiencies through new technologies, advanced climate change initiatives and promoted safer operations. Crescent Point continues to cultivate a culture that supports employee and community wellness within an organizational structure that targets low cash general and administrative (G&A) costs. In 2017, our exit - to - exit production grew by 10% per share in addition to providing shareholders monthly dividend income. We also increased reserves per share by over 4% and achieved a corporate milestone with total proved plus probable reserves of over one billion barrels of oil equivalent (boe). We have a proven track record of creating value through long - term per share growth and new play discoveries. This is a direct result of our operational execution, technical expertise and focus on high - quality, large oil - in - place resource pools with minimal recovery to date. A recent example of this success is highlighted in the Uinta Basin, where we advanced new geologic zones for future development. This resulted in the significant expansion of our horizontal drilling inventory and our overall productive capacity. By refining our completions process and drilling two - mile lateral wells, we witnessed initial production rates upward of 1,000 boe/d on recent drills. These results demonstrate the high - impact potential of producing wells within the Uinta Basin. Crescent Point’s entrepreneurial culture continually drives our employees to become leaders in the advancement of innovative new technology. For example, in 2017 we significantly expanded our internally developed Injection Control Device waterflood systems, which doubled water injectivity and increased oil production by approximately 30% in offset wells in our Viewfield Bakken waterflood program. In addition to maximizing the ultimate recoveries of our resource base, we are driven to minimize our impact on the air, land and water surrounding our operations. We are also unique amongst our industry peers in that since 2001, we have contributed $200 million to our internal, voluntary Climate Change Initiatives Fund. This fund is dedicated to ongoing environmental restoration, emissions reduction and end - of - life well abandonment. In 2017, we also established a green energy team within our organization to evaluate projects to further bolster our position as an emissions management leader. Our team implemented several pilots throughout the year to reduce emissions and increase efficiencies, including remote field monitoring, field automation, solar power generation and various gas conservation projects. P resident’s Letter Dear fellow shareholders: “In 2017, we remained focused on what we can control: our operational excellence , long - term value creation and financial discipline . I’m proud of our team’s commitment to outperforming our production targets, creating significant value through reserves growth and maintaining our financial flexibility. As shareholders, we’ve all lived through another challenging and volatile year in the energy sector; however, we are looking forward to following up on our achievements in 2018.” | | | Crescent Point Energy Corp. 2 0 18 Information Circular – Proxy Statement 10

We remain committed to being financially disciplined. Since 2016, we have managed cash outflows to maintain our financial strength, increased our risk management profile by layering additional oil hedges and controlled costs with a cash G&A cost lower than our target of $1.50 per boe. Since the beginning of 2017, Crescent Point disposed of over $320 million of non - core assets, which allowed us to acquire over 400,000 net acres of land with significant potential for future production, reserves and inventory growth. We are currently targeting additional non - core dispositions to provide us with increased balance sheet strength and financial flexibility. Despite our strong operational execution in 2017, our share price performance did not meet our expectations. Crescent Point’s current share price does not reflect the inherent value of its asset base, which provides a combination of low - risk, high - return free cash flow generation and significant growth potential. We continue to believe that if we remain focused on executing our business strategy, we will realize strong returns for our shareholders. We have taken considerable steps to manage risk within our business since the commodity downturn in late 2014. We have lowered and controlled our capital costs, improved our payout ratio and remained disciplined with our hedging program to protect our cash flow. A rising commodity price environment positions us to generate excess free cash flow, providing the opportunity for additional debt reduction or a return of capital to shareholders. I would like to thank our employees for their continued hard work, engagement and innovative spirit. Our annual employee survey reflects a positive work environment with 92% of our employees being inspired to “give their very best” and 93% being “proud to tell people they work for Crescent Point.” I also commend our staff for improving our year - over - year safety performance, which is an ongoing goal of our management team. As a family - oriented company, we are proud to invest in the communities in which we operate. We view these stakeholders as partners and strive to help enhance the programs, initiatives and facilities they hold near and dear to their hearts. Since our inception in 2001, we have committed over $30 million and thousands of volunteer hours to community causes. As part of our goal to further improve shareholder engagement, we hosted our first ever Technical Day in May 2017. This event provided our stakeholders with greater visibility into the long - term opportunity of Crescent Point’s asset base. Our ongoing Board renewal process resulted in the addition of Mr. Ted Goldthorpe, a new independent Board member in 2017, and Mr. François Langlois, a new independent director nominee in 2018. Our Board continues to introduce members with strong skills, significant experience, new ideas and diverse backgrounds. This year, our compensation plan is further aligned with shareholder expectations through an engagement process that prioritizes total shareholder returns per share growth and return metrics. We remain committed to being aligned and accountable to our investors. I am very proud of our successes during yet another volatile year for our industry . We outperformed our targets and created long - term value for shareholders while remaining financially disciplined . Most importantly, I would like to thank each of you for your continued support . I am confident and very excited about this upcoming year and the longer - term outlook for our company . Thank you. Scott Saxberg President and Chief Executive Officer "Given share price performance in 2017, I have supported the Board in exercising their discretion to decrease my salary and STIP each by 11% . To further align with shareholder experience, I also forfeited RSUs & LTIP in conjunction with the implementation of the PSU plan and did not receive a PSU vest in 2017." | | | Crescent Point Energy Corp. 2 0 18 Information Circular – Proxy Statement 11

Please read the enclosed information circular about the business of the meeting and to learn more about our company Annual General Meeting of Shareholders May 4, 2018 Hyatt Regency Calgary, Imperial Ballroom 700 Centre Street SE, Calgary, AB T2G 5P6 10:00am MST Busines s Strategy Acquire high - quality, large resource - in - place pools with production and reserves upside D e v e l o p and Enhance G r ow Increase recovery factors through infill drilling, waterflood optimization and improved technology Maintain strong balance sheet, significant unutilized bank line capacity and 3 ½ year hedging program Y o u r vote is important! | | | Crescent Point Energy Corp. 2 0 18 Information Circular – Proxy Statement 12 M a n a g e Risk

TABLE OF CONTENTS Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 1 EXECUTIVE SUMMARY PRESIDENT'S LETTER Page # Page # i i Board Diversit y 46 x Policy Regardin g the Representatio n o f Wome n o n the Board 46 NOTICE OF OUR ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, MAY 4, 2018 2 Considerin g the Representatio n o f Wome n i n Executive Positions 46 Complianc e wit h the Diversit y Policy 46 THINGS TO NOTE 3 Director Orientation and Training 47 MEETING AND VOTING INFORMATION 3 Key Policies 47 Solicitation of Proxies 3 Code of Business Conduct and Ethics 47 Record Date 4 Whistleblowing Policy 47 Voting by Proxy 4 Anti - hedging Policy 47 Notice to Beneficial Holders of Common Shares 4 Disclosure Policy 47 Notice to Common Shares in the United States 5 Environmental, Health and Safety Policy 48 Revocability of Proxy 5 Engagement Activities 49 Notice - and - Access 5 Shareholder Engagement 49 Common Shares and Principal Holders Thereof 6 Employee Engagement 49 Quorum for the Meeting 6 Community Engagement 50 Approval Requirements 6 Environmental Commitment 50 Report on Voting Results 7 EXECUTIVE COMPENSATION HIGHLIGHTS 51 MATTERS TO BE ACTED UPON AT THE MEETING 7 EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS 52 1. Fixing Number of Directors 7 Letter to Shareholders 52 2. Election of Directors 7 Executive Compensation Plan Description 55 3. Appointment of Auditors 8 Named Executive Officers 55 4. Share - based Compensation Resolutions 8 Compensation Philosophy 55 4.a. Increasing the RSBP Common Share Reserve 9 Compensation Plan Changes 55 4.b. Adoption of a Stock Option Plan 1 1 Compensation Plan Components 56 4.c. Approving Previously Granted Options 13 Benchmarking 59 5. Advisory Vote on Executive Compensation 14 Annual Compensation Review Process 60 BOARD AND GOVERNANCE HIGHLIGHTS 17 Compensation Risk Management 61 DIRECTOR NOMINEES AND COMPENSATION 18 Board Discretion 62 Nominees 18 Clawback Policy 62 Independence and Alignment with Shareholders 18 Executive Ownership Requirements 62 Individual Voting and Majority Voting Policy 18 2017 Performance and Metric Achievements 63 Attendance and Sessions without Management 18 Corporate Performance 63 Director Compensation 18 STIP Achievement 64 Director Biographies 20 PSU Achievement 65 Director Experience and Education 31 2017 NEO Compensation 65 Board Skills Matrix 31 Cost of Management 71 Continuing Education 31 Common Share Performance 71 Director Compensation Plan Description 33 Executive Compensation Tables 73 Compensation Philosophy 33 Summary Compensation Table 73 Compensation Plan Changes 33 Incentive Plan Awards - Value Vested or Earned During the Year 74 Compensation Plan 34 Outstanding Share - based Awards and Option - based Awards 74 Director Retirement Vesting Program 35 Burn Rate 75 Director Ownership Requirements 35 Termination and Change of Control Benefit 75 Director Compensation Tables 36 Employment Agreement 75 Director Compensation Table 36 PSU Plan and RSBP 75 Share - based Awards - Value Vested or Earned During the Year 36 Executive Retirement Vesting Program 77 Outstanding Share - based Awards and Option - based Awards 37 Looking Ahead to 2018 77 Director Value at Risk 37 OTHER INFORMATION 79 Bankruptcies and Cease Trade Orders 38 Common Shares Authorized for Issuance Under Equity Plans 79 Director and Officer Liability Insurance 39 Indebtedness of Directors, Executives and Others 79 BOARD AND COMMITTEE STRUCTURE 39 Interest of Informed Persons in Material Transactions 79 Board Mandate 39 Related Party Transactions 80 Board Committees 40 Other Matters 80 Audit Committee 40 Auditor of the Company 80 Compensation Committee 41 Non - GAAP Financial Measures 80 Corporate Governance and Nominating Committee 41 Forward - looking Statement and Reserves Data 81 Environmental, Health and Safety Committee 43 Appendix A: Restricted Share Bonus Plan 84 Reserves Committee 44 Appendix B: Performance Share Unit Plan 87 OTHER CORPORATE GOVERNANCE PRACTICES 45 Appendix C: Stock Option Plan 89 Director Tenure and Board Renewal 45 Appendix D: Deferred Share Unit Plan 93

NOTICE OF OUR ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, MAY 4, 2018 You are invited to our 2018 annual general meeting: When Friday, May 4, 2018 10:00 am MST Where Hyatt Regency, Imperial Ballroom 700 Centre Street SE Calgary, Alberta Your vote matters If you held Crescent Point common shares on March 22, 2018, you are entitled to receive notice of and to vote at this meeting. The business of the meeting is to: 1. Receive and consider the financial statements for the year ended December 31, 2017, together with the auditor's report; 2. Fix the number of directors to be elected at the meeting at 10; 3. Elect directors for the coming year or until their successors are duly elected or appointed; 4. Appoint the auditors for the coming year and to authorize the Board to fix their remuneration for 2018; 5. Approve an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6 million; 6. Approve an ordinary resolution adopting our stock option plan ("Stock Option Plan") with a maximum number of common shares to be reserved for issuance thereunder of 13 million; 7. Approve an ordinary resolution ratifying and approving the prior grant of an aggregate of 2,988,032 options to certain employees under the company's Stock Option Plan; 8. Approve an advisory resolution accepting our approach to executive compensation; and 9. Transact other business as may properly be brought forward. If you are unable to attend the meeting in person, you are able to vote by proxy. See the ‘Solicitation of Proxies’ section for information. You can access our 2017 financial statements and other documents and information online: www.crescentpointenergy.com www.sedar.com (SEDAR) www.sec.gov/edgar.shtml (EDGAR) By order of the Board of Directors, Scott Saxberg Director, President and Chief Executive Officer Calgary, Alberta March 22, 2018 Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 2

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 3 THINGS TO NOTE Key terms in this document include: • annual general meeting , meeting and AGM refers to the annual general meeting of our shareholders • Board , directors , executives and management mean those positions of Crescent Point • common shares mean Crescent Point’s common shares • information circular refers to this Information Circular – Proxy Statement • shareholders means holders of Crescent Point common shares • we , us , our, company and Crescent Point mean Crescent Point Energy Corp. and where applicable, its subsidiaries and other entities controlled, directly or indirectly by Crescent Point • you and your refer to the shareholder • All dollar amounts are in Canadian dollars, unless indicated otherwise • Information is as of February 28, 2018, unless indicated otherwise • The fair value of common shares is calculated using the 1 - day volume weighted average common share price on the Toronto Stock Exchange (“TSX”), unless indicated otherwise MEETING AND VOTING INFORMATION Solicitation of Proxies This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point for use at our AGM to be held on Friday, May 4 , 2018 at 10 : 00 am MST at the Hyatt Regency, Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta for the purposes as described in the ‘Notice of Annual General Meeting of our Shareholders’ section . Instruments of proxy or voting instructions must be received from registered shareholders not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting by : Mail: Computershare Trust Company of Canada Attention: Proxy Department 8th floor, 100 University Avenue Toronto, Ontario, M5J 2Y1 Internet: Go to www.investorvote.com and enter the 15 - digit control number printed on your form of proxy and follow the instructions on the webpage to vote your shares. Phone: Call 1 - 866 - 732 - 8683 (toll - free in North America) and enter the 15 - digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares. In person at the meeting: Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting. The deadline for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 4 The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point . In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically compensated for . We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $ 33 , 000 to Kingsdale for their services and additional out - of - pocket expenses . We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for the costs incurred when sending proxy material to their principals in order to obtain their proxies . You can contact Kingsdale by email at contactus@kingsdaleadvisors . com or by telephone at 1 - 888 - 518 - 6559 (toll - free in North America) or at 1 - 416 - 867 - 2272 (collect call for shareholders outside North America) . Record Date Our Board has fixed the record date for the meeting as the close of business on March 22 , 2018 . If you held shares on that date, you are entitled to receive notice of, attend and vote at the meeting . Each outstanding common share on that date is entitled to one vote . Voting by Proxy Voting by proxy is the easiest way to vote . It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions . It is your right to appoint a person or company of your choosing to represent you at the meeting and vote accordingly . Scott Saxberg, President and Chief Executive Officer or, failing him, Ken Lamont, Chief Financial Officer, each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions . If you do not name a different proxyholder when you sign your form, you’re authorizing Mr . Saxberg or Mr . Lamont to act as your proxyholder to vote for you at the meeting according to your instructions . We recommend you vote : • FOR fixing the number of directors to be elected at the annual general meeting at 10; • FOR the election of the persons nominated to serve as directors; • FOR the appointment of PricewaterhouseCoopers LLP as auditors; • FOR the amendment to the RSBP increasing the number of common shares to be reserved for issuance under the RSBP by 6 million; • FOR the adoption of a Stock Option Plan with a maximum number of common shares to be reserved for issuance thereunder of 13 million; • FOR the ratification and approval of the prior grant of an aggregate of 2,988,032 options to certain employees under the company's Stock Option Plan; and • FOR the advisory resolution to accept Crescent Point’s approach to executive compensation. Notice to Beneficial Holders of Common Shares You are a beneficial holder if your shares are held in the name of a nominee . That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution . Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting . If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote . Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder . Without specific instructions, the broker/nominees are prohibited from voting common shares for their clients . Beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person or by way of proxy except as outlined below .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 5 Your broker is required by law to receive voting instructions from you before voting your shares . Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form . Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation ("Broadridge") . Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense . The voting instruction form will name the same Crescent Point representatives listed above in the section 'Voting by Proxy' to act as Crescent Point proxyholders . Additionally, we may use Broadridge’s QuickVote TM service to assist beneficial shareholders with voting their shares . Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone . Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting . Notice to Holders of Common Shares in the United States Our solicitation of proxies is not subject to the requirements of Section 14 (a) of the United States Securities Exchange Act of 1934 , as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3 b - 4 under the US Exchange Act . Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada . Residents of the United States of America ("US") should be aware that requirements are different than those of the US - applicable proxy statements under the US Exchange Act . It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US and some or all of our officers and directors are residents of a country other than the US . You may not be able to sue or effect service of process upon a non - US entity or its officers or directors in a non - US court for violations of US securities laws . It may be difficult to compel a non - US entity and its affiliates to subject themselves to a US court's judgment or to enforce a judgment obtained from a US court against the issuer . Revocability of Proxy A submitted proxy may be revoked at any time prior to its exercise . If you have given a proxy and attend the meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead . In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney . The proxy can be deposited either at Crescent Point's head office at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, at which point the proxy is revoked . Notice - and - Access We have elected to use the Notice - and - Access Provisions under National Instrument 54 - 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice - and - Access Provisions") for the annual general meeting in respect of mailings to beneficial shareholders of common shares but not in respect of mailings to registered holders of our common shares (i . e . a shareholder whose name appears on our records) . The Notice - and - Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials . More specifically, we have elected to use procedures known as 'stratification' in relation to our use of the Notice - and - Access Provisions . As a result, registered shareholders will receive a paper copy of the Notice of Annual General Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice - and - Access Provisions and a voting instruction form . In addition, a paper copy of the Notice of Annual General Meeting, this information circular, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 6 paper copies of these materials . Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information . We will be delivering proxy - related materials to non - objecting beneficial shareholders directly with the assistance of Broadridge . We intend to pay for intermediaries to deliver proxy - related materials to objecting beneficial shareholders . Common Shares and Principal Holders Thereof On July 2 , 2009 , we completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for common shares on a one - for - one basis . On July 2 , 2009 , in connection with the Conversion Arrangement, we filed Articles of Amendment to give effect to a consolidation of the common shares and subsequent Articles of Amendment to change our name to "Crescent Point Energy Corp . " On January 1 , 2011 , we amalgamated with our wholly - owned subsidiaries Ryland Oil ULC, Darian Resources Ltd . and Shelter Bay Energy ULC . Crescent Point is authorized to issue an unlimited number of common shares . As at February 28 , 2018 , 546 , 471 , 635 common shares were issued and outstanding . To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10 % of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting . As of February 28 , 2018 , our directors and officers (“D&O”) owned, directly or indirectly, 3 , 491 , 838 common shares, or 0 . 6 % of the outstanding common shares, having a fair value of approximately $ 32 . 6 million and 659 , 378 Restricted Share Units ("RSUs"), having a fair value of approximately $ 6 . 2 million . The following table provides the common share and restricted share holdings of our D&O valued at the February 28 , 2018 fair value of $ 9 . 34 per share . Common Shares Restricted Share Units T otal # % # # $ Non - employee Directors 703,143 0.13 101,692 804,835 7,517,159 President and Chief Executive Officer 909,317 0.17 127,264 1,036,581 9,681,667 Other Officers 1,879,378 0.34 430,422 2,309,800 21,573,532 D&O Total 3,491,838 0.64 659,378 4,151,216 38,772,358 Quorum for the Meeting We must have a quorum for the meeting to proceed . Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25 % of the issued and outstanding Crescent Point common shares . The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder . Approval Requirements All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than 50 % of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 7 Report on Voting Results Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting . In addition, the voting results for the election of the directors of the company at our 2017 AGM are disclosed with the director biographies below . MATTERS TO BE ACTED UPON AT THE MEETING 1. Fixing Number of Directors We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting or until their successors are elected or appointed, subject to the Articles and By - Laws of Crescent Point, be set at 10 . There are presently 10 directors ; nine of which will stand for re - election to office at the meeting . We would like to acknowledge Mr . D . Hugh Gillard's contributions and service to Crescent Point and the Board . Mr . Gillard has decided to retire from the Board and, therefore, will not to stand for re - election at the meeting . Mr . Gillard has served as a director since 2003 and while a director, served on the Audit, Compensation and Corporate Governance and Nominating Committees . Mr. François Langlois is a new director nominee for 2018. We recommend that you vote FOR fixing the number of directors to be elected at the meeting at 10. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at 10. 2. Election of Directors The Articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors . There are currently 10 directors . Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders . The 10 nominees proposed for election as directors of Crescent Point are as follows: Peter Bannister (Chair) Rene Amirault Laura A. Cillis Ted Goldthorpe Robert F. Heinemann Mike Jackson François Langlois Barbara Munroe Gerald A. Romanzin Scott Saxberg Voting for the election of directors will be conducted on an individual, not a slate, basis . We recommend that you vote FOR the election of each of the foregoing nominees as directors .

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld . 3. Appointment of Auditors Shareholders will be asked to pass an ordinary resolution to re - appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual general meeting of shareholders at a remuneration to be determined by the Board . PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003 . We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual general meeting of shareholders at a remuneration to be determined by the Board . Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point . 4. Share - based Compensation Resolutions Long - term incentive compensation is a key component in our overall pay mix for all our employees . We request shareholder approval to increase the maximum number of common shares available for issuance from treasury by 19 million common shares, comprised of a 6 million increase pursuant to our RSBP and a 13 million increase pursuant to our new Stock Option Plan, which are described in sections 4 . a . and 4 . b . below . In addition, we seek shareholder ratification and approval of the grant of 2 , 988 , 032 options (the " 2018 Options") that were granted on January 9 , 2018 subject to shareholder approval, with an exercise price of $ 10 . 06 , being the closing share price preceding the grant date . These 2018 Options will expire on January 8 , 2025 , seven years from the date of grant, and represent 0 . 5 % of the 549 , 040 , 675 common shares issued and outstanding as of March 22 , 2018 . A summary of the common shares issued and reserved for issuance from treasury pursuant to the RSBP and Stock Option Plan is as follows and described in 4 . a . to 4 . c . All information provided below is as of March 22 , 2018 : Common Share Reserve Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 8 RSBP Stock Option Plan T ota l (1) Common shares (and Trust Units, prior to completion of the Conversion Arrangement) reserved for issuance from treasury 31,500,000 — 31,500,000 LESS: Common shares issued from treasury upon redemption since completion of the Conversion Arrangement (2) (22,132,632) — (22,132,632) Balance of common shares reserved for issuance from treasury 9,367,368 — 9,367,368 LESS: RSUs outstanding (3) (3,778,046) — (3,778,046) Balance of common shares remaining for issuance from treasury (4) 5,589,322 — 5,589,322 PLUS: Requested increase in common shares reserved for issuance from treasury 6,000,000 13,000,000 19,000,000 LESS: Options outstanding subject to shareholder approval — (2,988,032) (2,988,032) Balance available for grant, including the requested reserve increase 1 1,589,322 10,011,968 (5) 21,601,290 (6) Notes: (1) (2) We are requesting an increase to the RSBP reserve and an Option reserve. Includes 940,707 Trust Unit Rights.

(3) (4) (5) (6) Represents 0 . 7 % of the 549 , 040 , 675 common shares issued and outstanding as of March 22 , 2018 . Represents 1 . 0 % of the 549 , 040 , 675 common shares issued and outstanding as of March 22 , 2018 . Represents 1 . 8 % of the 549 , 040 , 675 common shares issued and outstanding as of March 22 , 2018 . Represents 3 . 9 % of the 549 , 040 , 675 common shares issued and outstanding as of March 22 , 2018 . The RSBP and Stock Option Plan both restrict non - employee director participation, as described in detail in Appendices A and C . Participation in the Stock Option Plan is expected to be limited to executives and select senior management . Given the planned limited award size and targeted participation, we expect a low burn rate of approximately 0 . 5 % annually . The following chart illustrates the responsible use of our common share reserve over the past five years . Our burn rate has consistently been below our compensation peer group average which was 0 . 93 % in 2017 , 1 . 10 % in 2016 and 1 . 05 % in 2015 . Burn rate is measured as a percentage of the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year . Annual Burn Rate 4.a. Increasing the RSBP Common Share Reserve RSUs are a key component of our employee compensation and provide alignment with shareholders over time . We are requesting shareholder approval to amend the RSBP to increase the maximum number of common shares available for issuance from treasury by 6 million common shares ("RSBP Common Share Reserve Increase") . Even though we are not required to satisfy exercised RSUs through the issuance of common shares, the RSBP limits the number of RSUs that can be granted by referencing the common shares that could be issued upon exercise . The rules of the TSX relating to restricted share plans require that we seek shareholder approval to increase the number of common shares to be reserved for issuance thereunder . The TSX has conditionally approved the proposed RSBP Common Share Reserve Increase, subject to the receipt of such shareholder approval . The RSBP limits non - employee director participation to an annual maximum of $ 150 , 000 per non - employee director and non - employee directors are not eligible to participate in the new Stock Option Plan, which new plan is described further in 4 . b . Crescent Point's RSBP was initially approved as part of the Conversion Arrangement and amendments to the RSBP were approved at our annual general meetings in 2012 , 2014 and 2016 . As of March 22 , 2018 , 3 , 778 , 046 RSUs were outstanding . Since completion of the Conversion Arrangement, 21 , 191 , 925 common shares have been issued from treasury in association with redemptions of RSUs . The Board considers it advisable that an additional 6 million common shares be reserved for issuance from treasury under the RSBP . Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 9

Benefits of Increasing the RSBP Common Share Reserve i. RSUs are a key compensation component for all staff, promoting strong employee retention and aligning employees with shareholders RSU grants under the RSBP are an integral component of the long - term pay within our compensation plan for all employees . Given that RSUs vest for terms up to three years, we believe that this form of compensation promotes strong employee retention, motivates achievement of corporate goals and facilitates employees becoming shareholders in the company . See the 'Executive Compensation Discussion and Analysis' section for further details . ii. The RSBP Common Share Reserve Increase is affordable The RSBP Common Share Reserve Increase will allow us to provide compensation in the form of RSUs . While the RSBP does allow for the settlement of RSU redemptions in cash, settling in common shares achieves shareholder alignment, reduces cash expenditures and creates a culture where employees act and think like owners of the business . We have a track record of disciplined G&A spend and as a result, our cash and share - based G&A, as a percentage of netback, is low relative to our peers as indicated in the following graph : Cash and Share - based G&A as a Percentage of Netback Peer average includes members of the S&P Capped Energy Index. Netback is prior to realized derivatives. Given that RSU grants are fundamental to our compensation plan, we wish to increase the RSBP common share reserve by 6 million . We anticipate that this increase, if approved, will last us through 2022 . If the proposed RSBP Common Share Reserve Increase is approved by our shareholders, we will have the ability, at the Board's election, to issue from treasury up to an additional 6 million common shares in association with the redemption of RSUs, representing approximately 1 . 1 % of the common shares issued and outstanding . Since inception, the total number of common shares reserved for issuance under the RSBP, including the proposed amendment, is 37 . 5 million common shares or approximately 6 . 8 % of issued and outstanding common shares . For a detailed description of our RSBP, refer to Appendix A Restricted Share Bonus Plan. Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 10

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 11 Form of Resolution Approving the RSBP Common Share Reserve Increase At the meeting, shareholders will be asked to approve the following by ordinary resolution: "BE IT RESOLVED THAT: 1. The proposed amendment (the "RSBP Common Share Reserve Increase") of the company's RSBP to increase the maximum number of common shares of the company issuable from treasury thereunder by 6 million common shares, such that the number of common shares issuable from treasury under the RSBP shall not exceed 37 . 5 million, as more particularly described in the information circular of the company dated March 22 , 2018 , be and the same is hereby authorized and approved . 2. Any director or officer of the company be and is hereby authorized and directed to make such other consequential amendments to the RSBP as may be required to give full effect to the RSBP Common Share Reserve Increase . 3. Any director or officer of the company be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution . " We recommend that you vote FOR the RSBP Common Share Reserve Increase. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above. 4.b. Adoption of a Stock Option Plan We are seeking shareholder approval for the adoption of our Stock Option Plan and a related reserve of 13 million common shares . Upon the recommendation of the Compensation Committee, the Board approved the adoption of the Stock Option Plan on January 2 , 2018 and approved certain amendments to the Stock Option Plan on February 28 , 2018 , in each case conditional on the approval by our shareholders and the TSX . The Stock Option Plan Resolution (as set out below) must be approved by a majority of the votes cast in respect of the Stock Option Plan Resolution by shareholders, present in person or represented by proxy at the meeting . The TSX has conditionally approved the form of the Stock Option Plan . Benefits of a Stock Option Plan i. Options in combination with Restricted Share Units and Performance Share Units comprise a well - balanced long - term incentive program Options will be one of three components in our long - term incentive (“LTI”) program along with Performance Share Units ("PSUs") and RSUs . Performance - vested PSUs will have the most significant weighting at 50% , with options ("Options") and RSUs at 30 % and 20% , respectively, for the President and Chief Executive Officer ("CEO") . Adding Options to our LTI program will enhance alignment with shareholders by providing equity compensation that has value directly in alignment with increase in share price and zero value if the share price decreases . Furthermore, Options granted under the Stock Option Plan will provide alignment with shareholders over the long term because of their back - end weighted 4 - year vest profile : with 20 % vesting on each of the first, second and third anniversary, and the remaining 40 % vesting on the fourth anniversary, with expiry on the seventh anniversary of the grant date . The option vest profile complements the vest profiles of our PSUs and RSUs of 3 - year cliff and 3 - year ratable, respectively . This combination of LTI vest profiles ensures shareholder alignment over the long term .

The CEO’s 2018 LTI mix and vest profile is illustrated below: CEO 2018 LTI Mix The 2018 LTI mix for the other Named Executive Officers is weighted to PSUs, Options and RSUs at 50%, 25% and 25%, respectively. ii. Options with a long vest profile enhance alignment with shareholders We have evolved our compensation plan based on direct feedback from shareholders and proxy advisors . We heard a common theme : implement a plan that has a strong pay - for - performance link via pay components that clearly demonstrate that link . Options, when a component of a well - designed plan, provide a clear pay - for - performance link because the award requires an absolute share price gain for a sustained period, especially when the vest profile of such Options is back - end weighted . iii. Our Stock Option Plan will have a low impact on dilution A very limited number of senior employees are expected to participate in the Stock Option Plan and Options will comprise a relatively small percentage of their overall pay mix, with the CEO being the highest at ~ 18% . This limited award size and participation is expected to result in a low burn rate of approximately 0 . 5 % annually . The Stock Option Plan allows for net share settlement in certain circumstances when approved by the Board, meaning that instead of issuing one common share for each option, the company may issue common shares with a value equal to the option in - the - money amount . This would result in fewer common shares being issued, resulting in an even lower than expected impact on dilution . Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 12 iv. Our Stock Option Plan provisions are sound The Stock Option Plan follows good governance practices by prohibiting non - employee director participation, requiring shareholder approval of material plan amendments and prohibiting re - pricing practices . Sound plan provisions that: prohibit non - employee director participation, require shareholder approval of material plan amendments and prohibit re - pricing

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 13 v. Our Stock Option Plan enhances our comparability to peers There is a high prevalence of option plans amongst S&P/TSX 60 issuers ( 87% ), as well as our direct industry peers listed on the S&P/TSX 60 ( 75% ) . In addition, our Stock Option Plan has been designed with a ratable vest profile that is not only longer than most, but is back - end weighted in the fourth year . We believe the inclusion of the Stock Option Plan strengthens alignment with the objectives of our shareholders . For details of the Stock Option Plan, refer to the 'Looking Ahead to 2018 ' section and for a detailed description of the Stock Option Plan, see Appendix C . The Stock Option Plan is also availabl e on www . sedar . com . Form of Resolution Approving the Stock Option Plan At the meeting, the shareholders will be asked to approve the following by ordinary resolution: "WHEREAS, on January 2, 2018, the Board approved a stock option plan (the “Stock Option Plan”); AND WHEREAS, on February 28, 2018, the Board approved amendments to the Stock Option Plan; AND WHEREAS this information circular contains a detailed description of the Stock Option Plan in Appendix C; AND WHEREAS the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security - based compensation arrangement which have a fixed number of maximum securities issuable, be approved by shareholders ; BE IT RESOLVED, as an ordinary resolution of the shareholders of Crescent Point, that : 1. The Stock Option Plan as described in the information circular of the company dated March 22, 2018 and as filed on www.sedar.com is hereby ratified and approved. 2. The maximum number of common shares of the company issuable from treasury under the Stock Option Plan is 13 million common shares. 3. Any one director or officer of the company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions . ” We recommend that you vote FOR the adoption of the Stock Option Plan. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above. 4.c. Approving Previously Granted Options As part of the company's go - forward LTI program commencing in 2018 , the Board granted 2 , 988 , 032 2018 Options on January 9 , 2018 (the "Options") with an exercise price of $ 10 . 06 per Option, such 2018 Options expiring on January 8 , 2025 . These 2018 Options vest over four years, with 20 % vesting on each of the first, second, and third anniversary, and with the remaining 40 % vesting on the fourth anniversary . The Board approved the grant of 2 , 988 , 032 2018 Options to the following executives and select senior management of the company (the "Participants") under the Stock Option Plan subject to the approval of shareholders at the meeting and the approval of the TSX, which has conditionally approved the grants subject to shareholder approval :

Name and Position (1) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 14 Options (#) Scott Saxberg, President and Chief Executive Officer 450,000 Ken Lamont, Chief Financial Officer 182,500 C. Neil Smith, Chief Operating Officer 190,000 Tamara MacDonald, Senior Vice President, Corporate and Business Development 161,250 Derek Christie, Senior Vice President, Exploration and Geoscience 170,000 Other Executives and Senior Management 1,834,282 Total 2,988,032 Notes: (1) A total of 29 employees were granted Options in 2018. The 2018 Options cannot be exercised unless the company receives shareholder approval at the meeting and will be canceled if shareholders do not approve the Stock Option Grant Resolution (as defined below). Form of Resolution Approving Previously Granted Options At the meeting, shareholders will be asked to approve the following by ordinary resolution (the “Stock Option Grant Resolution”): “WHEREAS on January 9, 2018, Crescent Point's Board of Directors granted an aggregate of 2,988,032 options to certain Participants under the Stock Option Plan; AND WHEREAS the rules of the Toronto Stock Exchange provide that all options which are granted under the Stock Option Plan prior to approval of the Stock Option Plan by Crescent Point's shareholders be granted subject to shareholder approval ; BE IT RESOLVED, as an ordinary resolution of the shareholders of Crescent Point, that : 1 . The grant of an aggregate of 2 , 988 , 032 options to the Participants is hereby ratified and approved . 2. Any one director or officer of Crescent Point be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of Crescent Point or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions . ” We recommend that you vote FOR the approval of previously granted Options. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the approval of previously granted Options. 5. Advisory Vote on Executive Compensation Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the Compensation Committee and the Board . Executive compensation is a key component of our corporate governance, and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board's shareholder engagement process around executive compensation .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 15 As this is an advisory vote, the results will not be binding on the Board . The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote ; however, we place a great deal of importance on the views of our shareholders and we commit to take further action as required . We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting . Benefits of our Executive Compensation Plan We have a robust, well - balanced compensation plan that enables all stakeholders to measure executive pay and performance against meaningful measures of the company's success . i. We designed a market - competitive compensation plan utilizing strategically - aligned performance metrics to drive shareholder value Based on extensive stakeholder feedback received over the past two years, including last year's say - on - pay vote with 86 % support, we have designed an executive compensation plan that has a strong pay - for - performance link with goals and metrics that measure the company's success in both the short and longer term . Our compensation plan is structured with low fixed - pay so that total compensation is very sensitive to performance . We believe this ensures alignment with our shareholders and offers meaningful participation in the upside when performance is strong and compensation decreases when either absolute or relative performance is weak . Our incentive - pay metrics are aligned with our business strategy to link pay to corporate performance and the experience of our shareholders . To this end, we have implemented a rigorous Short Term Incentive Plan ("STIP") scorecard where there is no payout for performance below target, adopted a traditional forward - looking PSU plan with both relative Total Shareholder Return ("TSR") and two return - focused metrics, and introduced a Stock Option Plan that only rewards share price growth . During our engagement process, we heard a strong message from shareholders that our plan should include a return metric that is fundamentally aligned with our business strategy . In response, we introduced Drilling Capital Internal Rate of Return ("DCIRR"), a foundational metric for measuring efficient capital allocation, long - term corporate profitability and, ultimately, shareholder return . We calculate DCIRR at the well - level using actual capital costs incurred and our independent reserve engineering price deck and reserve assignments . We also believe that this metric complements our other PSU metrics : relative TSR and Production per Share Growth plus Yield ("PPSG+Y") . The CEO’s 2018 compensation plan consists of 38 % salary, savings and STIP, and 62 % LTI . The LTI components of 2018 CEO compensation can be viewed as : • 50% are PSUs with a zero to two times multiplier impacted equally by operating targets and relative TSR; • PSUs and RSUs aggregate to 70% and are impacted by share price movement upward and downward; and • Options are 30% and only have value if the share price moves upward. ii . Our Board has and continues to be prepared to use discretion as appropriate The Board considers complexity of operations, operational achievements and peer market data when setting pay quantum . The Board has, both in 2016 and 2017 , applied negative discretion to reflect the performance of the business viewed holistically and shareholder experience, and will continue to do so when appropriate . We believe the changes made in 2017 and our ongoing efforts in 2018 have resulted in a robust, well - balanced compensation plan that is aligned with shareholders.

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 16 Form of Resolution Approving Advisory Vote on Executive Compensation At the meeting, shareholders will be asked to approve the following by ordinary resolution: "BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company's Board, the shareholders accept the company's approach to executive compensation disclosed in the information circular of the company dated March 22 , 2018 . " We recommend that you vote FOR the advisory vote on executive compensation. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

Shareholder Rights 7 7 Annual election of directors Directors elected individually (not by slate) Governance Fully independent Audit, Compensation, Corporate Governance and Nominating, and Reserves Committees 40 Separate Board Chair and CEO 20 Code of Business Conduct and Ethics Policy 47 Diversity Policy 46 Anti - hedging Policy 47 CEO evaluation and management succession planning 41 Board succession planning 42 BOARD AND GOVERNANCE HIGHLIGHTS Board Composition and Policies Page Independent directors (9, 90%) 18 Every meeting has an in - camera session with independent directors 18 Share ownership policies for directors, CEO, CFO and COO 35 Director orientation and continuing education 47 Formal Board evaluation process 42 Compensation 14 34 62 Annual advisory vote on executive compensation Director participation restrictions Executive incentive compensation Clawback Policy Engagement & Environmental Initiatives Shareholder Engagement - Outreach to shareholders Employee Engagement - Annual survey to solicit feedback and effect positive change Community Engagement - Positively impacting our communities Environmental Initiatives - Practices to enhance environmental performance Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 17 49 49 50 50 In addition to complying with the corporate governance guidelines which apply to all public companies in Canada and are outlined under National Policy 58 - 201 – Corporate Governance Practices (“NP 58 - 201 ”) and National Instrument 58 - 101 – Disclosure of Corporate Governance Practices (“NI 58 - 101 ”) , Crescent Point strives to achieve industry - leading best practices in governance . With respect to the US, we are required to comply with the provisions of the Sarbanes - Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the "SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case, as applicable to foreign private issuers like Crescent Point . Most of the NYSE corporate governance standards are not mandatory for Crescent Point as a foreign private issuer, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers listed on NYSE under NYSE corporate governance standards . These significant differences are disclosed on our website . Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 18 DIRECTOR NOMINEES AND COMPENSATION Nominees Our director nominees bring vast experience in areas that are important to our success . The 'Director Biographies' section outlines the name, residence and age of each of the 10 individuals nominated for election as our directors, the period served as a director of Crescent Point, their principal occupation, Board meeting attendance, committee membership and attendance, the voting results of the 2017 AGM, compensation earned, common shares owned, value at risk, including common shares, RSUs and Deferred Share Units ("DSUs"), ownership requirement achievement and their other public board experience . Independence and Alignment with Shareholders All directors, except for Mr . Saxberg, who is our CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements . The directors standing for re - election meet or exceed their share ownership requirement given that new non - employee directors have five years from their initial election or appointment date to comply with the share ownership policy requirements . Individual Voting and Majority Voting Policy Director nominees are voted for on an individual, not a slate, basis . In addition, the Board has adopted a "majority voting" policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes "withheld" than votes "for" his or her election to submit his or her resignation for consideration promptly after the AGM . The Board will review the results of the vote and determine whether to accept the resignation within 90 days . Absent exceptional circumstances, the Board will accept the resignation which will be effective upon acceptance . A news release, provided to the TSX in advance, will be promptly issued disclosing the Board's decision, including, if applicable, the reason for not accepting the resignation . The policy does not apply in circumstances involving contested director elections . A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered . Attendance and Sessions without Management Crescent Point directors attended 99 % of Board and committee meetings in 2017 . Each Board, Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Reserves Committee meeting is either held entirely without members of management present or includes an in - camera session without management present . A majority of the number of directors appointed constitutes a quorum at any meeting of directors . Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present . Director Compensation Non - employee directors are paid Board and committee chair membership retainers and meeting attendance fees . Total fees earned in 2017 were $ 842 , 227 in aggregate . In addition, under the terms of the RSBP, non - employee directors may be granted RSUs up to a maximum annual value of $ 150 , 000 .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 19 Detailed information on our director nominees, compensation and other important information can be found on the following pages: Topic Page Number Director Biographies 20 Director Experience and Education 31 Director Compensation Plan Description 33 Director Compensation Tables 36

DIRECTOR BIOGRAPHIES PETER BANNISTER Mr . Peter Bannister is Chair of Crescent Point's Board of Directors and is President of Destiny Energy Inc . , a private oil and gas company . Mr . Bannister has worked in the oil and gas industry since 1982 , having held a variety of roles with companies such as Mission Oil and Gas Inc . , StarPoint Energy Inc . , Impact Energy Inc . , Startech Energy Ltd . , Boomerang Resources Ltd . , Laurasia Resources Ltd . and Sproule Associates Ltd . Mr . Bannister is a member of the Association of Professional Engineers and Geoscientists of Alberta and serves on the board of directors of Cequence Energy Ltd . Formerly, he was a director of Surge Energy Inc . , Shelter Bay Energy Inc . , Mission Oil and Gas Inc . , Breaker Energy Ltd . , Impact Energy Inc . , Boomerang Resources Ltd . , Laurasia Resources Ltd . and New Star Energy Ltd . Mr . Bannister holds a Bachelor of Science degree from the University of Calgary in geology with a minor in economics . His role and responsibilities include acting as chair at all Board and shareholder meetings, ensuring that the Board reviews and approves the corporate strategy, ensuring that the Board receives regular updates on all issues of importance to Crescent Point, working closely with each committee chair to ensure that each of the committee's functions are carried out, communicating with the CEO to provide feedback and coaching as required and working collectively and individually with members of the Board to ensure optimum Board performance . Independent Director Calgary, Alberta, Canada Age: 60 Director Since: 2003 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors (Chair) 7/7 2017 $331,886 Audit 1/1 2016 $368,486 Environmental, Health and Safety 3/3 2015 $419,360 Reserves 2/2 Overall Attendance 10 0% Common Shares Owned (1)(2) # $ 568,750 5,312,125 Voting Results of 2017 AGM Percentage Votes For: 93.1 3 % Value at Risk (1)(2) # $ Votes Withheld: 6.8 7% Common Shares, DSUs and RSUs 631,975 5,902,646 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 5.74 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Reserves Committee Corporate Governance Committee Cequenc e Energy Ltd . Current Surge Energy Inc. Past Reserves Committee (Chair) Audit Committee Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 20

RENE AMIRAULT Mr . Rene Amirault was appointed as the President and Chief Executive Officer of Secure Energy Services Inc . in March 2007 and was elected a director and appointed as Chairman of their Board on June 1 , 2007 . From January 2006 to March 2007 , he was an independent businessman . Mr . Amirault held various roles at Tervita Corporation from August 1994 to January 2006 , including Vice President roles in Sales and Marketing, Business Development and Corporate Development . Mr . Amirault held various positions with Imperial Oil Ltd . from 1981 to 1994 . Mr. Amirault received a Certified General Accountant designation in June 1985. Independent Director Calgary, Alberta, Canada Age: 57 Director Since: 2014 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 7/ 7 2017 $216,997 Environmental, Health and Safety (Chair) 4/ 4 2016 $260,992 Corporate Governance and Nominating 1/ 1 2015 $299,959 Overall Attendance 100% Common Shares Owned (1)(2) # $ Voting Results of 2017 AGM Percentage 16,37 0 152,896 V ote s For: 91.96% V ote s Withheld: 8.04% Value at Risk (1)(2) # $ Common Shares, DSUs and RSUs 61,729 576,549 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 2.57 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Secure Energy Services Inc. Current Chair Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 21

LAURA A. CILLIS Ms . Laura A . Cillis is an oil and gas executive with more than 25 years of leadership and financial experience in the oilfield services industry . Ms . Cillis is currently a director and member of the Audit Committee of Enbridge Income Fund Holdings Inc . and a director and member of the Audit, Finance and Risk Committee and chair of the Safety & Reliability Committee of Enbridge Pipelines Inc . Ms . Cillis is also a director and member of the Governance and HR Committee of Solium Capital Inc . as well as chair of its Audit Committee . She previously served as Senior Vice President, Finance and Chief Financial Officer for Calfrac Well Services Ltd . from November 2008 to June 2013 . Ms . Cillis is a Chartered Professional Accountant, holds the ICD . D designation granted by the Institute of Corporate Directors and is a member of Financial Executives International . She also holds a Bachelor of Commerce degree from the University of Alberta . Independent Director Calgary, Alberta, Canada Age: 59 Director Since: 2014 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 7/7 2017 $223,749 Audit 4/4 2016 $269,225 Compensation 10/10 2015 $300,522 Environmental, Health and Safety 1/1 Overall Attendance 10 0 % Common Shares Owned (1)(2) # $ 12,44 4 1 16,227 Voting Results of 2017 AGM Percentage Votes For: 93.9 2 % Value at Risk (1)(2) # $ Votes Withheld: 6.0 8 % Common Shares, DSUs and RSUs 42,68 4 398,669 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 1.50 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Audit Committee (Chair) Governance & Human Resources Committee Solium Capita l Inc. Current Enbridge Income Fund Holding s Inc. Current Audit Committee Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 22

TED GOLDTHORPE



Independent Director
New York, New York, US
Age: 41
Director Since: 2017

Mr. Ted Goldthorpe is a financial professional who is currently serving as Managing Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe joined the Board of Crescent Point in May 2017.

Mr. Goldthorpe received a B.A. in Commerce from Queen's University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen's School of Business, is the Chairman of the Young Fellowship of The Duke of Edinburgh's Award and serves on the board of directors for Her Justice and Capitalize for Kids.

Board and Board Committees	Meeting Attendance
Board of Directors	4/4
Audit	2/2
Corporate Governance and Nominating	8/8
Overall Attendance	100%

Voting Results of 2017 AGM	Percentage
Votes For:	98.28%
Votes Withheld:	1.72%

Compensation Earned	Total Compensation
2017	$165,747
2016	n/a
2015	n/a

Common Shares Owned[1][2]	#	$
	15,000	140,100

Value at Risk[1][2]	#	$
Common Shares, DSUs and RSUs	25,975	242,607

Ownership Requirement	
Guideline	8x annual cash Board Retainer
Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement[3][4]	0.62
Meets Ownership Requirement[3]	Yes

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None		

Crescent Point Energy Corp. | 2018 | Information Circular - Proxy Statement | 23

ROBERT F. HEINEMANN Mr . Robert F . Heinemann is an oil and gas executive who brings more than 30 years of experience to the Crescent Point Board . Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company’s growth and capital allocation strategies . He served as a director of Berry from 2002 until 2013 , and as President and Chief Executive Officer from 2004 through 2013 . Previously, Mr . Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management and executive roles of increasing responsibility . Mr . Heinemann serves on the board of directors of QEP Resources, Inc . , Great Western Oil and Gas Company, LLC and Chaparral Energy, Inc . He is a member of the Society of Petroleum Engineers . He holds a Bachelor of Engineering and a Doctorate in chemical engineering from Vanderbilt University . Independent Director Plano, Texas, US Age: 64 Director Since: 2014 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 7/7 2017 $232,092 Compensation 10/10 2016 $278,475 Environmental, Health and Safety 4/4 2015 $318,366 Reserves (Chair) 2/2 Overall Attendance 100% Common Shares Owned (1)(2) # $ 10,97 7 102,525 Voting Results of 2017 AGM Percentage Votes For: 90.86% Value at Risk (1)(2) # $ Votes Withheld: 9.14% Common Shares, DSUs and RSUs 46,12 4 430,798 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 1.87 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Audit Committee Compensation Committee Compensation Committee QEP Resource s Current Great W ester n Petroleum, LL C Current Chaparra l Energy Current None Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 24

MIKE JACKSON Mr . Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking . Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016 . Prior to that, Mr . Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999 . Mr . Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University . Additionally, Mr . Jackson completed the Executive Management Program at Queen’s University . Independent Director Calgary, Alberta, Canada Age: 56 Director Since: 2016 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 7/7 2017 $223,004 Audit 3/3 2016 $56,725 Compensation (Chair) 7/7 2015 n/a Overall Attendance 10 0% Common Shares Owned (1)(2) # $ Voting Results of 2017 AGM Percentage 24,000 224,160 V ote s For: 95.12% V ote s Withheld: 4.88% Value at Risk (1)(2) # $ Common Shares, DSUs and RSUs 47,366 442,399 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 1.26 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments None Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 25

FRANÇOIS LANGLOIS Mr . Langlois is an oil and gas executive who will bring more than 35 years of domestic and international experience to the Crescent Point Board, most recently from his role as Senior Vice President, Exploration & Production with Suncor Energy Inc . , where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016 . Prior thereto, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro - Canada from 1982 to 2009 , most recently as Vice President, Western Canada Production & North American Exploration . Mr. Langlois holds a Bachelor Geological Engineering from Laval University (Quebec City). Mr . Langlois does not currently hold any Crescent Point securities . This is his first time standing for election to our Board . Independent Director Calgary, Alberta, Canada Age: 58 Director Nominee Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments None Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 26

BARBARA MUNROE Ms . Barbara Munroe has worked as a lawyer since being admitted to the Law Society of Alberta in 1991 and brings 26 years of legal experience and industry diversification to the Board . Currently, Ms . Munroe is serving as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position held since November 2016 . Ms . Munroe joined WestJet in November 2011 as Vice President & General Counsel and was promoted to Senior Vice President, Corporate Services & General Counsel in June 2015 . She was the Assistant General Counsel, Upstream at Imperial Oil Ltd . from 2008 to 2011 and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc . from 2000 to 2008 . Ms . Munroe is a member of the Association of Corporate Counsel, the Association of Canadian General Counsel, Governance Professionals of Canada and the Institute of Corporate Directors . She holds a Bachelor of Commerce, Finance degree and a Bachelor of Laws degree both from the University of Calgary . Independent Director Calgary, Alberta, Canada Age: 54 Director Since: 2016 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 7/7 2017 $233,350 Compensation 10/10 2016 $249,370 Corporate Governance and Nominating (Chair) 10/10 2015 n/a Overall Attendance 100 % Common Shares Owned (1)(2) # $ Voting Results of 2017 AGM Percentage 2,32 5 21,716 V ote s For: 93.6 6 % V ote s Withheld: 6.3 4 % Value at Risk (1)(2) # $ Common Shares, DSUs and RSUs 30,818 287,841 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 1.00 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments None Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 27

GERALD ROMANZIN Mr . Gerald Romanzin is an independent Calgary businessman who serves as a director of Athabasca Minerals Inc . Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion . Mr . Romanzin has indicated his intention to retire from the Crescent Point Board in 2019 . Formerly, Mr . Romanzin served as a director of Trimac Transportation Ltd . , FET Resources Ltd . , Ketch Resources Ltd . , Ketch Resources Trust, Cadence Energy Inc . , Kereco Energy Ltd . , Flowing Energy Corporation, Petrowest Corporation and Porto Energy Corp . Mr . Romanzin is a Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary . Independent Director Calgary, Alberta, Canada Age: 59 Director Since: 2004 Board and Board Committees Meeting Attendance Compensation Earned T otal Compensation Board of Directors 6/7 2017 $223,494 Audit (Chair) 4/4 2016 $266,742 Reserves 2/2 2015 $308,605 Overall Attendance 92 % Common Shares Owned (1)(2) # $ Voting Results of 2017 AGM Percentage 3,396 31,719 V ote s For: 96.3 5 % V ote s Withheld: 3.6 5 % Value at Risk (1)(2) # $ Common Shares, DSUs and RSUs 54,451 508,573 Ownership Requirement Guideline 8x annual cash Board Retainer Value of common shares, RSUs and DSUs as a Multiple of Ownership Requirement (3)(4) 3.18 Meets Ownership Requirement (3) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Athabasca Minerals Inc. Current Compensation Committee (Chair) Petrowest Corporation Past Audit Committee (Chair) Porto Energy Corp. Past Audit Committee (Chair) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 28

SCOTT SAXBERG Mr . Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point . He was a founder of Crescent Point Energy Ltd . in 2001 and has been President of Crescent Point since 2003 . Mr . Saxberg has worked in the oil and gas industry since 1992 , having held a variety of roles with companies such as Shelter Bay, Wascana Energy Inc . , Numac Energy Inc . and Magin Energy Inc . Mr . Saxberg is a member of the Association of Professional Engineers and Geoscientists of Alberta . Mr . Saxberg has served on the board of directors of Bellamont Exploration Ltd . , Catapult Energy 2008 Inc . and Wild Stream Exploration Ltd . Mr . Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba . Non - Independent Director Calgary, Alberta, Canada Age: 49 Director Since: 2003 Board and Board Committees Meeting Attendance Compensation Earned Board of Directors 7/7 Mr. Saxberg is not compensated for his services as a director; please refer to the ‘Executive Compensation Discussion & Analysis’ section for more information. Environmental, Health and Safety 4/4 Overall Attendance 100% Voting Results of 2017 AGM Percentage Common Shares Owned (1)(2) # $ Votes For: 94.0 6% 909,317 8,493,021 Votes Withheld: 5.9 4% Value at Risk (1)(2)(7)(8) # $ Common Shares, PSUs and RSUs 2,467,496 16,030,156 Ownership Requirement Guideline 3x salary Value of common shares, RSUs and PSUs as a Multiple of Ownership Requirement (5)(6) 6.87 Meets Ownership Requirement (5) Y es Other Public Company Boards During the Last 5 Years Current/Past Board/Committee Appointments Reserves Committee Environmental, Health & Safety Committee Bellamont Exploration Ltd . Past Wild Stream Exploration Inc. Past Corporate Governance and Compensation Committee Reserves Committee Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 29

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 30 Notes: (1) (2) (3) (4) (5) (6) (7) (8) Includes holdings by affiliates of directors. Market value is calculated using the February 28, 2018 fair value of $9.34 per share. Non - employee directors are required to own, within five years of the initial election or appointment to the Board, at least eight times their annual cash retainer in common shares, RSUs and DSUs . Each director is in compliance with this share ownership requirement . See ‘Director Ownership Requirements’ . The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value. Mr. Saxberg, as Chief Executive Officer, is required to own at least three times his salary in common shares, RSUs and PSUs and he is in compliance with this share ownership requirement. See 'Executive Ownership Requirements' and ‘2017 NEO Compensation’. The value of RSUs and PSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value. PSUs are valued based on estimated achievement taking into account actual achievement as of February 28, 2018 and the minimum payout level where future achievement is unknown. Mr . Saxberg receives no compensation for his role as a director . All compensation earned is related to his role as President and CEO .

DIRECTOR EXPERIENCE AND EDUCATION Board Skills Matrix The Corporate Governance and Nominating Committee ("CG&N Committee") ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfill its mandate . As part of our ongoing Board renewal process, we analyze this matrix as a means of identifying the ideal qualities of potential candidates that would enhance the diversity of thought and effectiveness in our Board . The skills matrix below shows the experience and expertise that each director nominee brings to our Board : Skill Bannister (Chair) Amirault Cilli s Goldthorpe Heineman n Jackson Langloi s Munroe Romanzi n Saxberg Professional Background Accounting, Finance, Tax Communications Economics / Business Engineering / Technical Law and/or Regulatory Marketing Compensation / Human Resources Transportation Industry Management Role Active CEO / CFO / Senior Executive Former CEO / CFO / Senior Executive Business Owner / Entrepreneur Business Advisor Managing Partner Business Segments Oil and Gas Financial Services / Investment / Banking Law / Regulatory International Commerce Specific Representations Academics Environmental Corporate Governance Risk Management Strategic Management Continuing Education Each director is responsible for keeping informed on the company and developments in the industry . Executives and/or other members of Crescent Point's leadership team assist the directors in this regard by providing regular updates on technical advancements, new resource plays, regulatory changes and economic developments facing our business . Our CEO, other executives and/or other members of the management team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other relevant topics . In addition, external parties are utilized to provide market intelligence and expert advice . These Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 31

presentations, meetings and discussions serve to increase the Board's knowledge of the company and our business, and assist the Board in the execution of its duties . Crescent Point also promotes continuing education of our directors by our corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses . Below is a table outlining the continuing education activities engaged in by our Board members during 2017 : Topic Month Prepared / Hosted by Who Attended Energy Market Update January GMP / FirstEnergy Bannister Financial Reporting Insights & Update from the OSC January CPA Cillis TD Energy Conference January TD Saxberg Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 32 Institute of Corporate Directors - Directors Education Program (Modules 3 and 4 of 4, and exam) January May ICD Saxberg CITI Energy Executives Conference February CITI Saxberg Boardroom Financial Essentials February ICD Munroe Motion 2017 February Norton Rose Fulbright Romanzin BMO Capital Markets - Shareholder Activism Considerations February BMO All Directors State of the Internal Audit Profession March PwC Cillis Achieving Excellence in Governance March Governance Professionals of Canada Munroe Consumer & Competition Class Actions in Canada March Association of Corporate Counsel Munroe First Energy East Coast Conference March First Energy Saxberg Disclosure of KPIs: Insights from the ASC April C P A Cillis Proxy Fights and Hostile Takeovers in Canada April Norton Rose Fulbright Munroe Canada's Global Corporate Governance Advantage May ICD Bannister The First 100 Days - What do they Mean for Canadian Boardrooms? May ICD Jackson Key Takeaways from 2017 Proxy Season and ... does Say on Pay Matter? May Hugessen Jackson RBC Capital Markets - Capital Markets Update May RBC All Directors ICD National Conference June ICD Cillis Infrastructure, Plays and Promises June Tudor Pickering Holt Jackson RBC Capital Markets Energy and Power Executive Conference June RBC Saxberg CPA Conference for the Oil and Gas Industry August C P A Romanzin Oil & Gas Industry Forum September C P AB Cillis Responding to Shareholder Opposition to Executive Compensation and Governance September National Association of Corporate Directors Heinemann Barclays CEO Energy - Power Conference September Barclays Saxberg National Bank 5th Annual Energy Income Conference September National Bank Saxberg Peters & Co 2017 Energy Conference September Peters & Co Saxberg Energy Market Update October GMP / FirstEnergy Bannister Increasing Your Competitive Advantage with Analytics October SAS Institute Munroe Global Leadership Summit October Global Leadership Summit Romanzin scrutiny and commentary from the shareholder community (Modules 2 and 3 completed in 2018) HR&CC - Aligning Pay with Performance November ICD Cillis Jackson Chairing the Board, Real World Insights & Perspectives November ICD Cillis Compensation Committees Raising their Game - responding to ongoing November Hugessen Jackson Directors Education Program - Module 1 November ICD Jackson Conference for Audit Committees December CPA Cillis

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 33 DIRECTOR COMPENSATION PLAN DESCRIPTION Compensation Philosophy The Board is responsible for developing the company's director compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee . Our director compensation plan is designed to attract and retain well - qualified directors with the appropriate skills and experience to meet the needs of a dynamic and growing energy company . Our plan takes into consideration : • Complexities due to operations in multiple resource plays in Canada and the US; • Strategy and risk management oversight to ensure the long - term financial strength of the company; • Profitable growth through organic play development and a strategic acquisition/disposition program; • Strong focus on best - in - class governance practices; • Oversight of environment, health and safety measures; • Level of activity in both debt and equity capital markets (in both Canada and the US) to source financing for acquisition and capital development programs; • Director skillsets including Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, financial and operational expertise, and engagement ; and • Market compensation data of peer companies. Our non - employee director compensation plan includes an appropriate mix of cash and share - based compensation (both RSUs and DSUs) . The value of RSU grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be a director . We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants, and aligns with shareholder interests without emphasizing short - term common share price performance . Furthermore, while RSUs are an effective means to achieve shareholder alignment, director compensation is not determined based on corporate operating performance . Non - employee directors do not participate in our incentive/performance - based compensation components (i . e . STIP, PSU plan or Stock Option Plan) because they set the goals and achievement levels for operating performance measures . Compensation Plan Changes The Board completed a comprehensive director compensation plan review in 2016 and 2017 , which aligned with the Board's view that it is appropriate for director compensation to take into account the industry downturn, shareholder experience and recent compensation trends . Following this review, Board compensation was reduced in 2016 and further decreased in 2017 . This resulted in a total reduction of 27 % compared to 2015 , excluding the meeting fees and committee chair retainers . In addition to reducing overall compensation levels, in light of recent market and governance trends in director pay, we re - balanced the pay mix in 2017 , increasing the relative weighting of cash compensation . The following table summarizes the changes made to director compensation in 2017 :

Director Compensation Changes	2015 ($)	2016 ($)	2017 ($)	Annual Change 2015-16 (%)	Annual Change 2016-17 (%)	Total Change (%)	Total Change ($)
Board Retainer – Cash							
Chair	95,000	95,000	150,000	-	58	58	55,000
Other Board Members	30,000	30,000	50,000	-	67	67	20,000
Share-based Compensation - RSUs/DSUs							
Chair	290,000	246,500	160,000	-15	-35	-45	-130,000
Other Board Members	240,000	204,000	143,000	-15	-30	-40	-97,000
Total Compensation							
Chair	385,000	341,500	310,000	-11	-9	-19	-75,000
Other Board Members	270,000	234,000	193,000	-13	-18	-29	-77,000

Compensation Plan

The non-employee director compensation plan consists of annual retainers and meeting fees paid in the form of cash and share-based compensation.

The compensation structure for non-employee directors during 2017 is outlined in the following table:

Component	Cash Compensation	Share-based Compensation	Total
Board Retainer			
Chair	$150,000	$160,000	$310,000
Other Board Members	$50,000	$143,000	$193,000
Committee Chair Retainer			
Audit	$12,500		
Compensation	$10,000		
Corporate Governance and Nominating	$6,000		
Environmental, Health and Safety	$6,000		
Reserves	$6,000		
Board and Committee Meeting Fees			
In person	$1,500		
Via telephone	$750		

Cash Compensation

Cash retainers and meeting fees are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings. All cash compensation earned by directors during 2017 is disclosed in the Director Compensation Table.

Non-employee directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

Crescent Point Energy Corp. | 2018 | Information Circular - Proxy Statement | 34

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 35 Share - based Compensation For their share - based compensation component, non - employee directors can elect to receive RSUs or DSUs, with the RSU election subject to annual limits . All share - based compensation awarded to directors during 2017 is disclosed in the Director Compensation Table . i. Restricted Share Units Under the terms of the RSBP, any non - employee director of the company may be granted RSUs up to a maximum annual value of $ 150 , 000 . The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date . The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board . While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, and is paid in cash when such RSUs vest . See Appendix A for details of the RSBP. ii. Deferred Share Units Each DSU represents a notional share of Crescent Point and the number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value per common share on the grant date . While a DSU is outstanding, an amount accrues, in the form of additional DSUs, equal to the aggregate amount paid by Crescent Point in dividends per common share . When a director holding DSUs ceases to be a director of the company, the director is paid the then current cash equivalent of the market price per common share as calculated in accordance with the DSU plan . While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan. See Appendix D for details of the DSU plan. Director Retirement Vesting Program Directors are eligible to participate in the Retirement Vesting Program whereby the unvested RSUs held by eligible directors (eligible directors being non - employee directors who have both served on the Board for a continuous five year period and provided Crescent Point with at least one fiscal quarter's notice in advance of retirement) will continue to vest on the normal schedule upon retirement from the Board . New RSUs are not granted post - retirement . We do not have a pension plan or other forms of retirement compensation for our directors. Director Ownership Requirements The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long - term success of Crescent Point . In addition to the director compensation plan review in 2016 and 2017 , the Board also conducted a review of director ownership requirements during 2017 . Non - employee directors are now required to own at least eight times their annual cash Board retainer in common shares, RSUs and DSUs . These directors have five years from their initial election or appointment to the Board to achieve the required level of ownership . For the purpose of determining share ownership, share - based awards are valued at the greater of grant date value or current market value, and common shares are valued at current market value . Each director presently meets the ownership requirement, as detailed in the 'Director Biographies' section .

DIRECTOR COMPENSATION TABLES Director Compensation Table The following table provides a summary of compensation earned by Crescent Point's non - employee directors during 2017. Annual Retainer Meeting Attendance Fees Earned Fees Earned Share - based Awards (2) Committee Committee All Other Board Chair Board Meetings RSUs DSUs Compensation Total Portion Taken As Name (1) ($) ($) ($) ($) ($) ($) ($) ($) Cash ($) RSUs ($) DSUs ($) Peter Bannister (Chair) 150,000 2,390 10,500 9,000 149,993 10,003 — 331,886 171,890 149,993 10,003 Rene Amirault 49,998 6,000 10,500 7,500 — 142,999 — 216,997 61,500 — 155,497 Laura A. Cillis 50,000 — 10,500 20,250 142,999 — — 223,749 80,750 142,999 — Ted Goldthorpe 37,500 — 6,000 15,000 — 107,247 — 165,747 58,500 — 107,247 D. Hugh Gillard 50,000 2,390 10,500 21,000 71,492 71,507 — 226,889 83,890 71,492 71,507 Robert F. Heinemann 50,000 7,593 10,500 21,000 142,999 — — 232,092 89,093 142,999 — Mike Jackson 49,994 6,019 10,493 13,499 142,999 — — 223,004 — 142,999 80,005 Barbara Munroe 49,995 3,608 9,749 26,999 71,492 71,507 — 233,350 12,750 71,492 149,108 Gerald A. Romanzin 50,000 12,500 9,000 9,000 64,996 77,998 — 223,494 80,500 64,996 77,998 Gregory G. Turnbull (3) 25,000 — 3,750 4,500 — 71,492 — 104,742 33,250 — 71,492 Notes: Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 36 (1) (2) (3) Mr. Saxberg does not receive compensation for his role as a director. Amounts reflect the grant date fair value of RSUs and DSUs, computed in accordance with International Financial Reporting Standards 2 Share - based Payment ("IFRS 2"). Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Director RSU grants vest in thirds over three years. In accordance with IFRS 2, the fair value of the RSUs is amortized in the financial statements over the applicable vest period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2. Mr. Turnbull retired as a director on May 24, 2017. Share - based Awards – Value Vested or Earned During the Year The share - based awards value vested during the year reflects the value of vested RSUs, vested DSUs and dividend equivalent amounts earned on RSUs and DSUs . Vested RSUs are valued at the vest date fair value, whereas DSU grants vest immediately and are valued at the grant date fair value . Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period (“Dividend Amounts”) which are paid in cash when such RSUs vest . DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly common share price . The value vested for each of the non - employee directors during 2017 is as follows :

Option - based Awards – Share - based Awards – Value Vested Non - equity Incentive Plan Value Vested During the Year Compensation – Value During the Year ($) Earned During the Year Name ($) RSUs DSUs ($) Peter Bannister (Chair) — 52,174 10,003 — Rene Amirault — — 155,497 — Laura A. Cillis — 62,381 — — Ted Goldthorpe — — 107,247 — D. Hugh Gillard — 52,174 71,507 — Robert F. Heinemann — 43,249 — — Mike Jackson — — 80,005 — Barbara Munroe — 26,773 149,108 — Gerald A. Romanzin — 43,615 77,998 — Gregory G. Turnbull (1) — 17,573 71,492 — Note: (1) Mr. Turnbull retired as a director on May 24, 2017. Outstanding Share - based Awards and Option - based Awards The future estimated payouts pursuant to outstanding RSUs and DSUs as at December 31 , 2017 for each of the non - employee directors is noted in the table below, and are valued at $ 9 . 34 per common share, calculated as the 5 - day volume - weighted average price ending December 31 , 2017 . Option - based Awards Share - based Awards Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 37 Number of securities underlying unexercised options Option exercise price Option expiration Value of unexercised in - the - money options Number of shares or units of shares that have not vested or paid out (#) (1) Market or payout value of share - based awards that have not vested or paid out Name (#) ($) date ($) RSUs DSUs ($) Peter Bannister (Chair) — — — — 19,895 43,330 590,522 Rene Amirault — — — — — 44,094 411,838 Laura A. Cillis — — — — 20,281 10,947 291,670 Ted Goldthorpe — — — — — 10,975 102,507 D. Hugh Gillard — — — — 12,028 38,055 467,775 Robert F. Heinemann — — — — 17,535 17,612 328,273 Mike Jackson — — — — 12,291 8,722 196,261 Barbara Munroe — — — — 10,297 15,033 236,582 Gerald A. Romanzin — — — — 10,353 40,702 476,854 Note: (1) Includes RSUs that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason. Director Value at Risk As at February 28 , 2018 , the Board held a total market value of securities of $ 9 . 7 million using a fair value of $ 9 . 34 per share . The following table provides the aggregate equity holdings of our directors as well as the total accumulated value of holdings .

Name Common Shares # $ # RSUs $ # DSUs Options $ # Total Accumulated # $ Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 38 Peter Bannister (Chair) 568,750 5,312,125 19,895 185,819 43,330 404,702 — 631,975 5,902,646 Rene Amirault 16,370 152,896 — — 45,359 423,653 — 61,729 576,549 Laura A. Cillis 12,444 1 16,227 19,293 180,197 10,947 102,245 — 42,684 398,669 D. Hugh Gillard 49,881 465,889 12,028 1 12,342 38,055 355,434 — 99,964 933,665 Ted Goldthorpe 15,000 140,100 — — 10,975 102,507 — 25,975 242,607 Robert F. Heinemann 10,977 102,525 17,535 163,777 17,612 164,496 — 46,124 430,798 Mike Jackson 24,000 224,160 12,291 1 14,798 1 1,075 103,441 — 47,366 442,399 Barbara Munroe 2,325 21,716 10,297 96,174 18,196 169,951 — 30,818 287,841 Gerald A. Romanzin 3,396 31,719 10,353 96,697 40,702 380,157 — 54,451 508,573 Total 703,143 6,567,357 101,692 949,804 236,251 2,206,586 — 1,041,086 9,723,747 Bankruptcies and Cease Trade Orders Other than as described below, no proposed director: • Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity, - was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days ; - was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days ; or - within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets ; or • Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director . Gerald A. Romanzin Mr . Romanzin resigned from his position as a director of Porto Energy Corp ("Porto") on May 30 , 2014 following the decision by Porto’s directors and management to wind - down Porto’s operations due to capital constraints . Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and the cease trade orders remain in effect . Mr . Romanzin also resigned his position as a director of Petrowest Corporation (“Petrowest”) on August 13 , 2017 upon the appointment of a receiver . Cease trade orders against Petrowest were subsequently issued by Alberta and Ontario Securities Commissions and such cease trade orders remain in effect .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 39 Director and Officer Liability Insurance Crescent Point has a corporate liability insurance policy for our D&O through a syndicate of insurers led by Chubb Insurance Company of Canada . This insurance carries a $ 200 million aggregate limit and provides coverage from June 1 , 2017 to June 1 , 2018 ; the policy premium for this period is $ 1 , 060 , 080 . We plan to renew this policy on or before June 1 , 2018 . BOARD AND COMMITTEE STRUCTURE Board Mandate The primary responsibility and fiduciary duty of our Board is to promote the best interests of Crescent Point and our shareholders by overseeing the company’s strategic direction and ensuring the business is managed responsibly . The Board works diligently to uphold this responsibility by : • Approving our strategic plan, annual capital, operating and G&A budgets, and reviewing operating, financial and other corporate plans, strategies and objectives; • Outlining key operating parameters including debt levels and ratios; • Evaluating overall corporate performance and the performance of our executives; • Developing a written position description for the CEO; • Determining, evaluating and fixing compensation for executive officers; • Adopting policies regarding corporate governance and codes of conduct; • Overseeing our risk management program; • Reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and • Evaluating the overall effectiveness of the Board itself. The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required . During Board meetings, management ensures the Board and its committees are kept well - informed about all key drivers of our business and how those may potentially impact Crescent Point . This includes providing information related to matters of strategic planning, business risk monitoring and management, succession planning, communications policy and integrity of internal controls and management information systems . The Board, in part, performs its mandated responsibilities through the activities of its five committees : Audit ; Compensation ; Corporate Governance and Nominating ; Environmental, Health and Safety ("EH&S") ; and Reserves . The Board and its committees have access to senior management on a regular basis . At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level . Directors are expected to be prepared for and attend all Board and respective committee meetings . If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the CEO or the Corporate Secretary . Crescent Point’s directors are highly engaged, with close to 100 % attendance at Board and committee meetings . Quorum for Board meetings is a majority of the Board members .

At every meeting, the Board and each committee holds in - camera sessions which are not attended by Mr . Saxberg or any other member of management other than, in certain circumstances, the Vice President, General Counsel who attends the sessions solely in his role as Corporate Secretary . Board Committees The Board has established the following committees : Audit ; Compensation ; CG&N ; EH&S ; and Reserves . During each regularly scheduled committee meeting, members hold an in - camera session without management . Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee Chairs, have been approved and adopted by the Board . These documents are available on our website at www . crescentpointenergy . com with an overview of each committee's mandate outlined below . The following table outlines the Board committee Chairs and membership as at February 28 , 2018 : Name Audit Compensation CG&N EH&S Reserves Peter Bannister (Chair) Rene Amirault Chair Laura A. Cillis D. Hugh Gillard Ted Goldthorpe Robert F. Heinemann Chair Mike Jackson Chair Barbara Munroe Chair Gerald A. Romanzin Chair Scott Saxberg Audit Committee The Audit Committee is currently composed of four directors, Messrs . Romanzin (Chair), Goldthorpe and Jackson and Ms . Cillis, all of whom are "independent" and "financially literate" as required by National Instrument 52 - 110 – Audit Committee . The Audit Committee has developed an official mandate that has been approved by the Board . A copy of the mandate is provided in our Annual Information Form and is available at www . sedar . com . The SEC requires that each member of a company's audit committee be independent . All of the members of the Audit Committee are "independent", as that term is defined by the SEC . The SEC further requires a company, like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert . Both Mr . Romanzin and Ms . Cillis have been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC . Further information relating to each member’s background and skills is available under their profiles included in the ‘Director Nominations’ section . The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements . In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and is empowered to take such actions deemed necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point . The Audit Committee also oversees Crescent Point's risk management program and regularly reports to the Board the results of our risk assessment and the effectiveness of our controls to manage these risks . The Audit Committee's objective is to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key committee advisors or staff members, as applicable . Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 40

It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles . This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith . Compensation Committee The Compensation Committee is currently comprised of four directors, Messrs . Jackson (Chair) and Heinemann, and Mss . Cillis and Munroe, all of whom are independent directors . The Compensation Committee is responsible for assisting the Board in determining Crescent Point's compensation strategies, assessing compensation risks, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives . The Compensation Committee is also responsible for assessing the performance of the CEO and reviewing and assisting with management succession planning and professional development for officers of Crescent Point . The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation - related matters . The following is a summary of the skills and experience of each member of the Compensation Committee, including any education or experience that enable each member of the committee to make decisions on the suitability of Crescent Point’s compensation policies and practices that are consistent with a reasonable assessment of our risk profile . Compensation Committee Member Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 41 Relevant Education and Experience Mike Jackson (Chair) Has held various senior executive positions in corporate and investment banking for over 30 years which involved performance - driven compensation programs . Since his appointment to the Compensation Committee, he has attended seminars on matters related to compensation committees, had an ongoing active dialogue with our compensation consultant, and is currently enrolled in the ICD Directors Education Program . Laura A. Cillis Has held various senior executive positions managing compensation matters and developing compensation programs and has over 25 years of financial experience . Since 2014 , she regularly attends seminars on matters related to compensation committees . She currently sits on the Governance and Human Resources Committee of Solium Capital Inc . Robert F. Heinemann Has held various senior executive positions, including Chief Executive Officer, in the industry for over thirty years and been responsible for overall compensation policy and implementation . In addition, he serves on the Compensation Committee of QEP Resources Inc . Barbara Munroe Has held various senior executive positions, including her current position of Executive Vice President, Corporate Services and General Counsel at WestJet Airlines, and brings over 25 years of legal experience . She attended an executive compensation disclosure seminar in 2016 and has been responsible for overseeing information circulars and compensation discussion and analysis disclosures . Corporate Governance and Nominating Committee The CG&N Committee is currently composed of three directors, Ms . Munroe (Chair) and Messrs . Gillard and Goldthorpe, all of whom are independent directors . The CG&N Committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nomination and effectiveness issues and making recommendations to the Board, as appropriate . The CG&N Committee meets at least twice annually or more frequently as circumstances warrant . Specific responsibilities of the Committee include, but are not limited to: • Reviewing and assessing our governance practices, the performance of our corporate governance systems and recommending changes to the Board for consideration;

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 42 • Recommending suitable candidates for nomination for election as directors taking into account the targets and objectives of our Diversity Policy ; • Reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of Chairs to the committees ; • Reviewing on a periodic basis the mandate of the Board, mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates ; • Reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration ; • Overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis ; • Reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point ; and • Reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board . Board Assessments The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees on an annual basis to identify areas where effectiveness may be enhanced . The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management . In 2017 , an independent facilitator was retained to conduct a thorough governance - focused interview with each Board member and select members of the senior leadership team . Individual views and assessments were collected on Board/CEO/Chair of the Board relationships, performance and effectiveness, including in the areas of strategy, stakeholder communications and Board/executive succession planning . Other director - focused performance was also assessed, including director contributions and participation in discussions and debate, knowledge, experience, accountability, demonstration of ethical standards and communication and discussion facilitation skills . Open - ended questions were asked to allow participants to elaborate on their responses and to suggest improvements . Confidential responses were analyzed and summarized by the independent facilitator for review by the CG&N Committee and recommendations for enhancing or strengthening effectiveness were made where warranted . A feedback discussion was held between the Chair of the CG&N Committee and the CEO, and similarly with the Chair of the Board, to review final recommendations made by the CG&N Committee for Board approval . Implementation of the recommendations will be monitored by the Chair of the Board, together with the Chair of the CG&N Committee, with quarterly (or more frequent if required) reporting to the Board . In addition to the formal evaluation process, the Board continues to engage with external consultants to improve Board effectiveness in its oversight of Crescent Point’s internal controls, strategy, risk management and communication . Director Nominations The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director's competencies and skills while reviewing ideal qualities and skills for an effective Board . The process includes identifying the current and future skills and experience required for optimal Board effectiveness and considering the anticipated timing of future director retirements from the Board . An outside executive recruiting firm is used to assist with the identification and assessment of candidates . Candidates are assessed against criteria

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 43 approved by the Board and the qualities and skills of the current Board, and the strongest candidates are approached to determine their level of interest . The most qualified people are recommended to the Board for consideration . Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are also interviewed by all other members of the Board . In addition, consistent with our Diversity Policy, the number of women currently on the Board are considered when identifying new candidates . The most appropriate candidates are presented to our shareholders as director nominees at our AGM . See the ‘Board Structure’ section for more information . As a result of Mr . Gillard's retirement at our AGM, the CG&N Committee identified, considered and interviewed Mr . François Langlois as a director nominee for 2018 . In addition, with Mr . Romanzin's pending retirement in 2019 , the CG&N Committee will continue to seek additional suitable candidates with the requisite skills to propose to the Board for appointment or election . From time to time, shareholders may identify qualified director candidates and can nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary . Crescent Point's by - laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act . If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting . If the AGM is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement . If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement . All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration . In addition to director candidates, the CG&N Committee also ensures we have a diverse pool of strong candidates for senior management positions, and that we develop our people and attract and retain key talent for our long - term success . The CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps . At least annually, the CEO and Board discuss potential candidates for at minimum the CEO, Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") positions . Environmental, Health and Safety Committee The EH&S Committee is currently composed of Messrs . Amirault (Chair), Bannister, Heinemann and Saxberg, three of whom are independent directors . The E&HS Committee is responsible for regularly reviewing our environmental policies and activities and reporting its findings to the Board . The EH&S Committee meets at least twice annually or otherwise as circumstances warrant . Specifically, the EH&S Committee's responsibilities include, but are not limited to : • Reviewing the appropriateness of and updating our environmental policies, management systems and programs annually and reporting to the Board with appropriate recommendations; • Ensuring that we have the necessary tools to measure our environmental performance and compliance with applicable regulatory standards; • Reviewing the environmental performance and whenever relevant, any non - compliance situation and recommending the required corrective measures; • Ensuring that environmental risk management procedures and emergency response measures are in place; • Periodically updating, distributing and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; and

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 44 • Immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention. As one of Canada’s largest light and medium oil producers, Crescent Point aims to lead by example in all aspects of our operations . We conduct our business in a manner that minimizes impact on the air, land and water surrounding our operations . We are unique amongst our industry peers in that since 2001 , we have contributed $ 200 million to our internal, voluntary Climate Change Initiatives Fund . This fund is dedicated to ongoing environmental restoration, emissions reduction and end - of - life well abandonment . As a responsible community partner with a technology - driven mentality, we have taken a very proactive approach and successfully reduced our emissions intensity in our largest operating area, Saskatchewan, by over 15 % between 2015 and 2016 . We have undertaken numerous projects to reduce our emissions including building gas plants in our major areas of operation to conserve produced gas and installing pneumatic devices powered by compressed air as opposed to natural gas . We have also nearly eliminated the use of fresh water during the completions process in the Shaunavon resource play and Uinta Basin and plan to implement this practice in our other operational areas . See the 'Environmental, Health and Safety Policy' section for more information. Reserves Committee The Reserves Committee is currently composed of Messrs . Heinemann (Chair), Bannister and Romanzin, all of whom are independent directors . The Reserves Committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of the evaluation with each of the independent engineers and management . The Reserves Committee meets at least twice annually or otherwise as circumstances warrant . Specifically, the Reserves Committee's responsibilities include, but are not limited to: • Reviewing management's recommendations for the appointment of independent engineers; • Reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; • Appraising the expertise of the independent engineering firms retained to evaluate our reserves; • Reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management) ; and • Reviewing reserve additions and revisions which occur from one report to the next.

OTHER CORPORATE GOVERNANCE PRACTICES You can find detailed information on some of our other corporate practices and policies on the following pages: Topic Page Number Director Tenure and Board Renewal 45 Board Diversity 46 Director Orientation and Training 47 Key Policies 47 Engagement Activities 49 DIRECTOR TENURE AND BOARD RENEWAL The Board has adopted a retirement policy under which a director must resign at the AGM following the director's 75 th birthday, unless the Board determines otherwise . Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring Board renewal . The Board has considered, but not yet imposed, term limits beyond what is outlined in the retirement policy . A deliberate and ongoing Board renewal process has occurred since 2014 , resulting in seven new directors (including Mr . François Langlois who is a director nominee at the meeting) being added over that time . The Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point’s increased size and complexity . Throughout the renewal process, focus has been on: • Replacing and adding new director skill sets including : Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial and operational expertise ; and • Increasing diversity on our Board including : lower average tenure, international experience, industry, and gender . See the 'Board Diversity' section for more information . Furthermore, tenure is expected to be reduced from 100 % of our directors being with us for seven or more years to 20% (two directors) by 2019 , aligning with the Board's desire to maintain a balance between historical knowledge of the company and new ideas and varying experience . The change in director tenure is illustrated in the following graph : Director Tenure Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 45

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 46 BOARD DIVERSITY The Board recognizes the beneficial impact of diversity on decision - making and overall Board performance and has adopted a Diversity Policy . Crescent Point is committed to diversity on our Board and in executive officer positions . The following factors are considered in assessing diversity : skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board effectiveness . The Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search . The Diversity Policy requires that the CG&N Committee consider candidates on merit, using objective criteria, and include diverse candidates in any list of potential individuals being considered for positions on the Board . Policy Regarding the Representation of Women on the Board The Diversity Policy outlines the Board’s commitment to the identification and nomination process that also identifies qualified female candidates . The Diversity Policy includes a target stipulating that at least 20 % of the independent members of the Board should be women . Female representation of our non - employee directors has increased to 22 % from nil, and has been maintained since 2016 . Considering the Representation of Women in Executive Positions We are committed to ensuring a diverse and inclusive culture across the organization, including at the executive level, by promoting equality of opportunity . When considering executive officer appointments, the Diversity Policy requires the CG&N Committee to consider the number of women currently employed in senior executive positions . When considering the appointment of senior executives, our CEO also considers the number of women currently holding senior executive positions . The Board has not, however, adopted a fixed target of women in executive officer positions as the Board feels this could unduly restrict Crescent Point's ability to select the most capable candidates . Women currently represent 27 % of the management team in our Canadian corporate office . The Board will continue to encourage and support our efforts, including seeking external independent advisory services as appropriate, to foster a collaborative and innovative workforce . In terms of gender diversity, the Board considers the Canadian corporate office a diverse workforce as it currently includes over 61 % women . Diverse workforce with 61% women in our Canadian corporate office Compliance with the Diversity Policy Compliance with the Diversity Policy is the responsibility of the CG&N Committee, and includes the review and annual assessment of the effectiveness of the Diversity Policy in promoting a diverse Board, and reporting to the Board annual and cumulative progress in achieving the objectives of the Diversity Policy . The CG&N Committee measures the effectiveness of our Diversity Policy and ensures female candidates are being fairly considered relative to other candidates by, among other things, reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of each such female candidates .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 47 DIRECTOR ORIENTATION AND TRAINING The company provides orientation and training to new directors on our Board . We tailor our orientation program to their individual needs and areas of expertise, ensuring they receive detailed information on Crescent Point’s strategy, operations and governance practices . A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information as well as one - on - one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation and culture . We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors as part of our orientation process . All directors are also provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), various internal courses provided by technical experts, and access to weekly executive meetings to gain insight into daily operations . All directors are provided with membership to the Institute of Corporate Directors . KEY POLICIES Code of Business Conduct and Ethics An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk . To this end, we have adopted a Code of Business Conduct and Ethics (the “Code”) for our directors and employees, a copy of which is available on our website . The Board monitors compliance with the Code, ensuring its visibility and annual sign off . The Board relies on the integrity of directors, executive officers and employees to comply with the Code and the directors will take action where any breach of the Code is brought to their attention . Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it . The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code . When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions . Whistleblowing Policy Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflict of interest, discrimination and safety concerns . The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received and outlines measures taken to protect the confidentiality and anonymity of any submissions . The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third - party via a toll - free telephone number, website or anonymous email . Anti - hedging Policy Our Anti - hedging Policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director . Disclosure Policy Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public . The Disclosure Committee oversees and ensures

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 48 compliance with our Disclosure Policy governing the timely dissemination of all material information . Shareholder communications are undertaken through a variety of means, including the issuance of news releases, annual and quarterly results, Annual Information Form, and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information and other detail considered helpful to investors . The Disclosure Committee completes a formal review and confirmation process prior to any such disclosure being released, as well as supplementing and supporting the review and approval processes completed by the Board and the CG&N Committee . The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments : accounting ; engineering and operations (including drilling and completions, EH&S, regulatory and reserves) ; exploration and geosciences ; finance ; investor relations ; land ; legal ; and marketing . Environmental, Health and Safety Policy The health and safety of our employees, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point . We endeavor to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by : • Complying with all applicable government regulations and standards; • Operating in a manner consistent with industry codes, practices and guidelines; • Ensuring prompt and effective response and repair to emergency situations and environmental incidents; • Providing training to ensure compliance with our Operations Management System; • Careful planning, good judgment and prudent monitoring of business activities; • Communicating openly with all stakeholders regarding our activities; and • Amending our policies and procedures, as may be required from time to time. Health, safety and environmental protection at Crescent Point is everyone's responsibility . We are accountable to creating and maintaining a safe workplace, where health and environmental performance has equal value and priority . As one of Canada’s largest light and medium oil producers, Crescent Point aims to lead by example in all aspects of our operations . We conduct our business in a manner that minimizes impact on the air, land and water surrounding our operations . We are unique amongst our industry peers in that since 2001 , we have contributed $ 200 million to our internal, voluntary Climate Change Initiatives Fund . This fund is dedicated to ongoing environmental restoration, emissions reduction and end - of - life well abandonment . As a responsible community partner with a technology - driven mentality, we have taken a very proactive approach and successfully reduced our emissions intensity in our largest operating area, Saskatchewan, by over 15 % between 2015 and 2016 . We have undertaken numerous projects to reduce our emissions including building gas plants in our major areas of operation to conserve produced gas and installing pneumatic devices powered by compressed air as opposed to natural gas . We have also nearly eliminated the use of fresh water during the completions process in the Shaunavon resource play and Uinta Basin and plan to implement this practice in our other operational areas .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 49 ENGAGEMENT ACTIVITIES Shareholder Engagement At Crescent Point, we view regular shareholder engagement as a foundational element of strong corporate governance and an integral part of our business . Over the past several years, the Chair of our Compensation Committee has engaged with the proxy advisory firms, corporate governance, proxy voting groups or portfolio manager representatives of our largest shareholders to solicit their perspectives and receive feedback on corporate governance matters, including executive compensation . In the first half of 2017 , we invited shareholders representing approximately 33 % of our common shares outstanding to engage with us, with approximately 15 % electing to share their views directly with the Compensation Committee Chair . This outreach program provided important feedback from shareholders and other stakeholders regarding our approach to executive compensation . In December of 2017 , we again invited shareholders representing approximately 13 % of our outstanding common shares to engage, and we spoke with holders of approximately 12 % of our shares . In 2018 , we have and will continue to engage with our shareholders and proxy advisory firms with the view to obtaining further valuable insights across all aspects of governance . Since we began governance outreach initiatives in 2014 , the feedback received from shareholders and the proxy advisory firms have significantly impacted our approach to executive compensation and have been extremely helpful when considering and implementing compensation plan changes through 2016 and 2017 . Crescent Point's investor relations (“IR”) program provides regular and transparent communication about our reported results, current status and future potential progress . Direct access to the company is made available to individual shareholders, institutional investors, financial analysts, media, employees and other stakeholders via our IR and Communications department . Management also hosts quarterly earnings conference calls which are open to the public and media, during which the company discusses recent financial and operational results . Webcasts of these quarterly calls are available live and also are archived on our website at www . crescentpointenergy . com, along with presentations made by our executive to the investment community, annual and interim financial reports, Board mandates and committee charters, shareholder meeting voting results, as well as other relevant investor information . The Board is kept apprised of market dynamics, relative performance, analyst estimates, shareholder ownership, recent IR activities and other relevant investor engagement efforts through a quarterly IR report . During 2017 , Crescent Point attended and presented at 17 investor - focused industry conferences, 24 analyst meetings, four retail broker meetings, four sales desk presentations and met with over 240 institutional investors . In addition, our CEO presented at the following conferences and marketing roadshows in 2017 , listed in chronological order : TD London Energy Conference, BMO roadshow marketing, GMP First Energy East Coast Conference, Crescent Point Technical Day, RJ roadshow marketing, RBC Capital Markets Energy and Power Executive Conference, CIBC “Unlock the Rock” Stampede Conference, Scotiabank Stampede Conference, Barclays CEO Energy - Power Conference, National Bank 5 th Annual Energy Income Conference, Peters & Co 2017 Energy Conference, AltaCorp roadshow marketing, Scotiabank roadshow marketing and RBC roadshow marketing . Shareholders can obtain paper copies of all documents by contacting our IR department at 1 - 855 - 767 - 6923 , investor@crescentpointenergy . com or Suite 2000 , 585 - 8 th Avenue SW, Calgary, Alberta T 2 P 1 G 1 . Employee Engagement We believe that a high degree of employee engagement and integrity are indicators of a strong corporate governance culture . For the past 11 years, we have conducted annual employee surveys of our field and office staff designed to measure employees’ perception of management integrity, ethics and values . We have collected important information from these survey results which have helped us enhance organizational productivity and efficiency . Survey responses consistently indicate that we have a highly engaged, entrepreneurial workforce which leads to lower staff turnover, stronger levels of commitment and provides a solid foundation for innovation . Our 2017 employee survey reported

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 50 that over 90 % of our staff are inclined to do the ‘right thing’, are proud to tell people they work for Crescent Point, recommend Crescent Point as a great place to work and are inspired to give their best . Community Engagement Crescent Point believes that creating positive impacts on the communities in which we operate is a further extension of our strong governance practices, and we place a high priority on ensuring the well - being of our people and communities . Our operations are undertaken in a manner that minimizes environmental impact and maximizes safety while ensuring ethical business practices are always upheld . Our Corporate Social Responsibility Policy has become an essential part of our overall governance and risk management systems . Employees, contractors and suppliers must adhere to and are governed by this policy in their daily work schedules and activities . We strive to build and foster respectful relationships with our stakeholders including shareholders, employees, contractors, landowners, communities, private sector partners, government, regulators and non - government organizations . Engaging in dialogue with stakeholders to understand their concerns, inform them of plans and identify solutions ensures decisions are made with input from all stakeholders . We also dedicate significant human and financial resources to a variety of charitable organizations through volunteering, sponsorships and donations, with a focus on charities that create positive impacts in the communities where our people live, work and operate including education, health, safety, the environment, and sports . Since our inception in 2001 , we have committed over $ 30 million and thousands of volunteer hours across our operating areas, with over 80 % of our employees volunteering more than 2 , 000 hours of community service in 2017 . We continue to implement annual corporate goals and strategies to build and improve upon these focus areas . More information about our policy and practices can be found on our website at www . crescentpointenergy . com/responsible . Environmental Commitment As one of Canada’s largest light and medium oil producers, Crescent Point aims to lead by example in all aspects of our operations . We conduct our business in a manner that minimizes impact on the air, land and water surrounding our operations . We are unique amongst our industry peers in that since 2001 , we have contributed $ 200 million to our internal, voluntary Climate Change Initiatives Fund . This fund is dedicated to ongoing environmental restoration, emissions reduction and end - of - life well abandonment . As a responsible community partner with a technology - driven mentality, we have taken a very proactive approach and successfully reduced our emissions intensity in our largest operating area, Saskatchewan, by over 15 % between 2015 and 2016 . We have undertaken numerous projects to reduce our emissions including building gas plants in our major areas of operation to conserve produced gas and installing pneumatic devices powered by compressed air as opposed to natural gas . We have also nearly eliminated the use of fresh water during the completions process in the Shaunavon resource play and Uinta Basin and plan to implement this practice in our other operational areas .

EXECUTIVE COMPENSATION HIGHLIGHTS The Compensation Committee ensures our executive compensation plan is based on sound decision - making processes and is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value . What We Do Pay for performance – 80% of CEO compensation is performance contingent Performance - based vesting – 62% of CEO pay mix is in long - term compensation effected by share price changes Strategically - aligned incentive metrics and goals with nil payout if targets not achieved Shareholder approval of material Stock Option Plan amendments Benchmarking – we benchmark compensation and corporate performance to industry peers Comprehensive annual compensation review process Independent advice from an external consultant Board discretion over all compensation matters Clawback policy applies to all executives and all incentive compensation awarded Anti - hedging policy prohibits hedging share - based compensation Executive ownership requirements Modest benefits and perquisites which are market competitive and represent a small part of compensation Executive employment agreement to protect specialized knowledge, contacts and connections Double trigger provisions in the event of a change of control What We Don't Do No repricing of Options No non - employee director participation in Stock Option Plan No compensation for dividends on PSUs until they vest No tax gross - ups No excessive perquisites No pension plan See the 'Executive Compensation Discussion and Analysis' section for more information . Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 51

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS This Executive Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy and plan, governance practices, corporate highlights, scorecard results, and Named Executive Officer ("NEO") compensation for the year ended December 31 , 2017 . You can find detailed information on the following pages : T opic Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 52 Page Number Letter to Shareholders 52 Executive Compensation Plan Description 55 2017 Performance and Metric Achievements 63 2017 NEO Compensation 65 Executive Compensation Tables 73 Termination and Change of Control Benefit 75 Looking Ahead to 2018 77 LETTER TO SHAREHOLDERS To Our Fellow Shareholders: At Crescent Point, we believe an effective compensation plan enables all stakeholders to measure executive pay and performance against meaningful metrics indicative of the company’s performance . To this end, we believe that our compensation plan must give significant consideration to the long and short - term returns of our shareholders . Over the past two years, we have been working hard to ensure our compensation plan appropriately responds to outperformance and underperformance in the execution of our business strategy, aligns with our common share performance and is structured in a manner comparable to peers . We have deliberately sought and incorporated feedback on our approach to compensation from our shareholders, proxy advisory firms, compensation consultants and our management team . Changes to our Compensation Plan Our PSU plan focuses management on key return metrics In 2017 , we continued to improve our executive compensation plan by implementing a forward - looking performance - based PSU plan in accordance with prevailing market practice . During our engagement process, we heard a strong message from shareholders that our plan should include a return metric that is fundamentally aligned with our business strategy . As a result, we added DCIRR, a foundational metric for measuring efficient capital allocation, long - term corporate profitability and, ultimately, shareholder return . We calculate DCIRR at the well - level using actual capital costs incurred and our independent reserve engineering price deck and reserve assignments . The DCIRR complements our other PSU metrics, relative TSR and PPSG+Y, which are equally weighted as to one - third each for PSUs granted in 2017 . Addition of a return metric (DCIRR) within the PSU plan in response to shareholder feedback We ensure that a majority of executive compensation is at - risk and share - based . We are confident that our changes clearly and effectively address shareholder concerns and support the continued successful execution of our business strategy .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 53 Our Stock Option Plan focuses management on driving shareholder value In 2018 , we introduced a Stock Option Plan, which is subject to shareholder approval at the meeting . The addition of Options results in a well - balanced total compensation mix, with 50 % of LTI value linked to corporate performance through PSUs, 25 % to 30 % of LTI value is linked to share price improvement through Options and 20 % to 25 % linked to shareholder experience through RSUs . This mix balances absolute and relative share price performance, short and long - term goals and metrics, and ratable and cliff vesting over one to four years . Through Options, executives are only rewarded for absolute share price gain, providing a strong focus on share price improvement which is critical to our shareholders . Options also increase the comparability of our pay mix to peers with 87 % of the S&P/TSX 60 companies and 75 % of S&P/TSX 60 energy companies including options in their pay mix . Our Stock Option Plan has been designed with a ratable vest profile that is longer than most, and a vesting profile back - end weighted in the fourth year . These features are designed to increase alignment with long - term share price growth and provide strong retention . We expect that the Stock Option Plan will have a low dilution impact of approximately 0 . 5 % annually . Furthermore, our Stock Option Plan allows for net share settlement when approved by the Board, meaning that instead of issuing one common share for each Option, the company will issue common shares with a value equal to the Option in - the - money amount . If used, this would result in even lower than expected dilution due to fewer common shares being issued under the Stock Option Plan . For these reasons, we believe our Stock Option Plan is the ideal instrument to complete our balanced compensation plan and drive shareholder value . We encourage you to support this enhancement to our executive compensation design . 2017 CEO Performance and Compensation Under Mr . Saxberg's leadership, Crescent Point continues to navigate the challenging commodity price environment by delivering business fundamentals : disciplined growth, lower - cost production and long - term sustainability in a manner that considers our shareholders, the environment and our people . The compensation outcomes for our CEO recognize the operational achievements, but also acknowledge the negative share price performance in 2017 . Highlights of our corporate achievements during 2017 include : operational execution that exceeded guidance, an increased growth profile due to successful new play development, strong organic reserves growth, a cash - neutral acquisition and divestiture program that helped focus and improve the quality of the asset portfolio, the advancement of new technology to enhance efficiencies and reduce environmental impact, and improved safety performance . See the ' 2017 Performance and Metrics Achievements' section for more information . The Board exercised discretion to decrease CEO salary and STIP by 11% each given share price performance in 2017 In setting Mr . Saxberg's pay quantum and structure, the Compensation Committee considered all aspects of the company's achievements and his personal performance, as well as shareholder returns and peer group results . Mr . Saxberg's annual incentive payout was based on the corporate performance assessed under our STIP scorecard . His 2017 award was lower than his 2016 award, due in part to an 11 % decrease in his salary . During 2017 , we transitioned our LTI plan from a backward - looking plan to a forward - looking plan, bringing our plan more in line with our peers . In 2017 , and as part of this process, Mr . Saxberg’s previously granted RSUs were forfeit . He received PSUs that vest at the end of 2018 and 2019 (with no PSUs vesting in 2017 ) . Going forward, our LTI plan is expected to include RSUs, PSUs and Options so as to better align compensation with performance . Mr . Saxberg's pay was reduced by 50 % in 2016 compared to 2015 .

Mr. Saxberg’s 2015, 2016 and 2017 compensation is summarized below: $mm 2015 2016 2017 2015 - 16 Change 2016 - 17 Change Salary (1) 1.15 0.98 0.86 - 15% - 1 1% STIP 0.95 0.90 0.77 - 5% - 14% RSUs 3.00 1.88 — - 37% - 100% LTIP 2.71 0.64 — - 76% - 100% Performance Shares 1.00 — — - 100% — PSUs (2) — — 2.79 — — 8.81 4.40 4.42 - 50% 0.45% Notes: (1) (2) Amount includes salary, 6% savings and health benefits PSUs are valued at grant date, and vest value depends on future corporate performance and share price Outlook Looking ahead to 2018 , we have established a market - competitive compensation plan that will motivate and reward our executives to execute our business strategy . The compensation plan was designed based on direct feedback from you, our shareholders, and consists of salary, STIP, PSUs, Options and RSUs . We ask for your support by voting in favour of the compensation - related voting items detailed in this information circular . Thank you for your support, trust and continued interest in the ongoing success of Crescent Point . For further information about the company or our compensation plan, please contact us : Mail: Crescent Point Energy Corp. Attention: Investor Relations 2000, 585 8 th Avenue SW Calgary, Alberta T2P 1G1 Email: investor@crescentpointenergy.com Phone : 1 - 855 - 767 - 6923 (toll - free in North America) 403 - 767 - 6959 After reading the full CD&A, we encourage our shareholders to vote FOR increasing the RSBP common share reserve, adoption of a Stock Option Plan, approving previously granted Options and the advisory vote on executive compensation . Mike Jackson Chair, Compensation Committee Submitted on behalf of the Compensation Committee comprised of myself, Laura A. Cillis, Robert F. Heinemann and Barbara Munroe. Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 54

EXECUTIVE COMPENSATION PLAN DESCRIPTION Named Executive Officers This CD&A describes the executive compensation decisions made by the Board in 2017 for our NEOs who, as at December 31, 2017, were: Mr. Scott Saxberg , President and Chief Executive Officer Mr. Ken Lamont , Chief Financial Officer Mr. C. Neil Smith , Chief Operating Officer Ms. Tamara MacDonald , Senior Vice President, Corporate and Business Development Mr. Derek Christie , Senior Vice President, Exploration and Geosciences Compensation Philosophy Our compensation philosophy is to pay for performance . Accordingly, our executive compensation plan is designed to focus our efforts on both short and long - term strategically - aligned initiatives . Company performance is assessed through a number of metrics and goals that the Board has determined are key to our success . Our pay - for - performance philosophy is demonstrated in our executive compensation plan that is : ALIGNED Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 55 ACCOUNTABLE BALANCED Incentive pay metrics are aligned with our business strategy and are designed to be consistent with corporate performance and the experience of our shareholders. Rigorous performance metrics are set each year that align payouts to actual performance, and final achievements are fully disclosed. Incentive pay metrics and pay components focus on short and long - term performance; reward for outperformance and reduce compensation for underperformance; respond to relative and strategically - aligned metrics, while reflecting shareholder experience; and are market - competitive, while fitting our unique culture. We believe our continued success depends on the leadership of a results - focused executive team who embody an entrepreneurial spirit . Our goal is to deliver sustainable, long - term returns for our shareholders by attracting, motivating and retaining high - caliber executives . Our plan is structured with low fixed - pay so that total compensation has a strong sensitivity to performance . We believe this reflects our shareholders' views and offers meaningful participation in the upside during times of strong performance and decreases compensation in times of underperformance . Compensation Plan Changes In 2017 and 2018 , we continued to implement changes to our compensation structure in response to our 2016 say - on - pay advisory vote and feedback received during our ongoing shareholder engagement . Changes were made to strengthen the pay - for - performance link in our LTI . Specifically, we: • Implemented a traditional cash - settled PSU plan, the value of which is contingent on performance over a 3 - year forward - looking period;

• Incorporated a strategically - aligned return metric, DCIRR which is a foundational metric for measuring efficient capital allocation, long - term corporate profitability, and ultimately, shareholder return; and • Added a Stock Option Plan in 2018 to provide focus on share price increase. Our improved compensation plan provides a clear link to our business strategy and corporate performance. The following table summarizes the shareholder concerns we heard during 2017 and how we have addressed them . More details can be found in sections : ‘ 2017 NEO Compensation’, ‘Looking Ahead to 2018 ’ and ‘Shareholder Engagement’ . What We Heard What We Did Stronger pay - for - performanc e lin k • The Board exercised its discretion to reduce some pay components in 2017. For the CEO, discretion was applied to: Reduce salary by 11% Reduce STIP opportunity by 11% Forfeit 2017 RSUs and LTIP in conjunction with implementation of PSU plan • 80% of 2017 CEO compensation is performance - contingent • 63% of 2017 CEO compensation is in long - term compensation effected by share price changes • 33% of PSU depends on relative TSR, increasing to 50% for 2018 PSUs • Absolute measures focus on key drivers of shareholder value: returns, efficiencies, cost control, and production Balanced compensation plan linked to forward - looking performance evaluation • Pay mix is comparable to peers: Introduced a traditional PSU plan, with vest value dependent on future corporate performance Options enhance the pay - for - performance link over the longer term with a 4 - year vest profile that is back - end weighted (40%) in the fourth year • Pay quantum is competitive to market and reflects the size and complexity of our business • Goals and metrics focus on short and long - term relative and absolute performance over multiple performance periods • Continue to monitor market trends and seek shareholder feedback Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 56 Compensation Plan Components Share - based compensation is the foundation of our pay - for - performance philosophy and, as such, salaries are targeted to be low relative to our peers, with upside potential provided by the short and long - term incentive components . This structure ensures we align with shareholder interests over the long - term as it is weighted to at - risk pay . We do not have a pension plan. The Board is focused on ensuring executive compensation is fair and reflective of corporate and personal performance. Our executive compensation plan is comprised of:

Executive Compensation Plan Components Notes: (1) (2) Added in 2018, but subject to shareholder approval Added in 2017 Salary Salary provides a fixed level of income commensurate with the executive’s role and responsibilities and is set considering peer market data . Executives also earn 6 % of salary as savings . Salaries are reviewed annually and adjustments can be made for inflation and other market conditions . Short Term Incentive Plan Our short - term incentive component, STIP, is an annual cash award based on a scorecard with strategically - aligned metrics and goals set at the start of the year based on a rigorous bottom - up budgeting process, or in the case of our competitiveness goals, is a detailed list of controllable projects proposed by a cross - functional committee of managers, with executive input and monitoring, oversight by the Compensation Committee and approval by the Board . The performance categories used to determine the 2017 STIP award are : STIP Category Metric / Goal Weight Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 57 Financial and Operational Funds flow per share Net debt to funds flow Annual production Operating expenses per boe G&A costs per boe Capital efficiency Recycle ratio EH&S - TRIF (1) and environment 75% Competitiveness Strategic and technical initiatives Business process improvements Culture and communication goals 25% Note: (1) Total Reportable Incident Frequency.

The aggregate STIP target is one times salary, however, within the financial and operational category, payout is nil on individual metrics if the corresponding target is not achieved . The competitiveness goals require an aggregate 75 % achievement level to trigger payout . Meeting stretch targets for the financial and operational goals creates an additional payout opportunity of up to an extra 25 % of salary if all stretch goals are met . See the ‘STIP Achievement’ section for 2017’s detailed scorecard. Long Term Incentives In 2017 , LTI consists solely of PSU grants . Although we have historically granted RSUs, no RSUs were awarded to executives in 2017 , as those grants were forfeit in conjunction with the implementation of the forward - looking PSU plan . See the ' 2017 NEO Compensation' section, Appendix A Restricted Share Bonus Plan and Appendix B PSU Plan for more information . i. Performance Share Units (50% of 2018 LTI) PSUs align pay with corporate performance over the long - term . The performance metrics and relative TSR peer group are approved by the Board for the beginning of each 3 - year measurement period . PSUs then performance - vest at the end of the 3 - year measurement period . For PSUs granted in 2017 , the performance metrics and levels are : PSU Metric with 3 - year Measurement Period Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 58 Threshold Target Weight P25 P50 Max P75 Total Shareholder Return relative to PSU peer group (Relative TSR) 1/3 25% 50% 75% - Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the 3 - year period Production per Share Growth plus Yield (PPSG+Y) 1/3 2% 4% 7% - PPSG: calculated based on year - over - year fourth quarter production per share growth (1) - Yield: calculated using annual dividends paid and the opening share price for the year - Annual results are averaged Drilling Capital Internal Rate of Return (DCIRR) 1/3 25% 35% 45% - Calculated using our actual drilling, completion and tie - in costs, and using our independent reserve engineering price deck and reserve assignments - Annual results are averaged Note: (1) Targets based on WTI of US $55/bbl, final targets are adjusted for actual WTI price over the performance period. See the ‘PSU Peer Group’ section for our 2017 peers. An executive's PSU award takes into consideration the executive's pay mix, performance and a market - benchmarking . Upon vest, a payout multiplier of nil to two times, depending on the level of achievement, is applied . The PSU payout multiplier ensures meaningful participation in the upside when performance is strong and low to zero value if the company underperforms in absolute or relative terms . See the 'PSU Achievement’ section for 2017 metric achievements .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 59 ii. Options (25% to 30% of 2018 LTI) In 2018 , we introduced our Stock Option Plan, which is subject to shareholder approval at the meeting . Options reward executive for absolute share price gain, aligning executives with our shareholders . Our Options have both a ratable vest profile that is both longer than most and back - end weighted in the fourth year, ensuring that Options reward long - term and sustained share price improvement . iii. Restricted Share Units (20% to 25% of 2018 LTI) RSUs enhance executive - shareholder alignment over time, provide retention value in a volatile commodity price environment and create an ownership culture where management acts and thinks like shareholders . An executive's RSU award takes into consideration their pay mix, comparative market data and corporate and personal performance . RSUs vest in thirds over three years . While RSUs were not granted to executives in 2017 , this component remains a part of our compensation plan . See the 'NEO Compensation' section for more information . Benchmarking We benchmark compensation and corporate performance to industry peers . The 2017 peer group constituents and the rationale for selection are outlined below . Each year, management and the Compensation Committee analyze various characteristics of industry peers to compile a relevant peer group for benchmarking . Ultimate approval rests with the Board . We use somewhat different peer groups for benchmarking compensation and performance to ensure that we measure compensation against size - appropriate businesses with which we compete for executive talent and that we measure performance against companies with which we compete for business and which have a similar oil - weighting . There is some overlap between the groups as indicated below . Compensation Peer Group Our compensation peer group is used to benchmark our executive's compensation plan quantum, pay mix and various plan features such as metrics and vesting provisions to ensure that we offer a competitive pay package that aligns with corporate performance . Our compensation peer group is intended to reflect oil and gas companies with which we compete for top talent and are intended to be similar to Crescent Point in terms of size (i . e . production, market capitalization, or enterprise value), complexity or location of operations . In compiling the peer group, we also take into account whether peer candidates consider Crescent Point a peer . Given our production volume and 90 % liquids weighting relative to industry peers, our 2017 compensation peer group includes a diverse range of companies in order to compile a statistically - sound sample size . The following table outlines our compensation peers : Compensation Peers ARC Resources Ltd.* Encana Corp.* Seven Generations Energy Ltd. Baytex Energy Corp.* Enerplus Corp.* Tourmaline Oil Corp.* Canadian Natural Resources Ltd.* Husky Energy Inc.* Vermilion Energy Inc.* Cenovus Energy Inc.* Peyto Exploration & Development Corp.* Whitecap Resources Inc.* * Company is in both the compensation and PSU peer groups. PSU Peer Group The PSU peer group is used to evaluate our Relative TSR metric and consists of all oil and gas exploration and production (“E&P”) companies in the S&P/TSX Capped Energy Index at the beginning of the performance period

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 60 with an enterprise value over a certain threshold, being $ 1 billion for the 3 - year performance period ending December 31 , 2017 . We exclude E&P companies below the enterprise value threshold to ensure we are benchmarking against peers with more comparable asset bases, strategy, and risk/return profiles . The following table outlines our PSU peer group : PSU Peers Advantage Oil & Gas Ltd. Enerplus Corp.* Pengrowth Energy Corp. ARC Resources Ltd.* Freehold Royalties Ltd. Peyto Exploration & Development Corp.* Athabasca Oil Corp. Gran Tierra Energy Inc. Prairiesky Royalty Ltd. Baytex Energy Corp.* Husky Energy Inc.* Raging River Exploration Inc. Bellatrix Exploration Ltd. Imperial Oil Ltd. Seven Generations Energy Ltd. Birchcliff Energy Ltd. Lightstream Resources Ltd. Suncor Energy Inc. Bonavista Energy Corp. MEG Energy Corp. Surge Energy Inc. Bonterra Energy Corp. Nuvista Energy Ltd. Tourmaline Oil Corp.* Canadian Natural Resources Ltd.* Obsidian Energy Ltd. Vermilion Energy Inc.* Cenovus Energy Inc.* Paramount Resources Ltd. Whitecap Resources Inc.* Encana Corp.* Parex Resources Inc. * Company is in both the compensation and PSU peer groups. Annual Compensation Review Process Our annual compensation review is a methodical process that involves our management, CEO, Compensation Committee and external compensation advisers, as warranted, with ultimate decision - making by the Board. Below is a summary of the role each party plays in our executive and director compensation review process: Management Management monitors governance and industry trends, proposes amendments to pay plans and practices, analyzes market compensation data, proposes goals and metrics that align with our corporate strategy, and provides progress reports on goal and metric achievement levels, all reported to the CEO for consideration . CEO The CEO considers management’s work and proposals outlined above, and in addition, sets and monitors individual executive goals ensuring continued strategic alignment as market conditions change . He also reviews market data including base and incentive compensation, and makes recommendations on compensation levels for his direct reports . All executive compensation matters are reported to the Compensation Committee for its consideration . Compensation Committee The Compensation Committee reviews all management proposals before recommending approval by the Board . As such, the Compensation Committee oversees compensation philosophy, strategies, policies and practices for all executive and staff, and considers any related risks . It also keeps abreast of industry pay plans and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters . During each annual pay cycle, the Compensation Committee reviews proposed corporate goals and metrics for rigor and strategic alignment and assesses their ultimate achievement, reviewing all aspects of CEO pay, as well as reviewing the CEO’s pay recommendations for the executive team .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 61 The Board, Compensation Committee and Mr . Saxberg agree on the CEO's individual goals at the beginning of each year, and the Compensation Committee assesses the CEO’s achievement of these goals along with the other corporate goals and metrics contained in the incentive pay plans, considering the overall company performance in context of the market . The Compensation Committee's executive compensation recommendations are presented to the Board for final approval and the Board exercises its discretion to adjust executive compensation when appropriate . Board The Board is responsible for determining the compensation strategies of Crescent Point and oversees the risks associated with our compensation policies and practices . The Board has final decision - making authority on all compensation matters . External Compensation Consultant External consultants are engaged as needed to provide independent advice . The Compensation Committee retained Hugessen Consulting Inc . , an independent compensation consultant, again in May 2017 to report on peer compensation plans and to provide feedback on compensation plan alternatives being considered . We also participate in and use the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, for purposes of benchmarking executive and employee compensation . A summary of compensation consultant fees paid in 2016 and 2017 is outlined below . 201 6 2017 Consultan t Fees ($) ($) Executive Compensation - Hugessen 1 13,926 184,000 All Other Fees - Mercer 10,440 7,600 Compensation Risk Management Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk - taking as described below: Formal review and decision - making process : We follow a consistent annual compensation review process with regular and ad - hoc Compensation Committee meetings as required . All elements of executive compensation are reviewed by the Compensation Committee and approved by the Board . Benchmarking : We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan . Independent advice : We use external advisors, including compensation consultants and other experts, as required . Focus on long - term performance : The proportion and nature of our share - based compensation incents our team to create long - term shareholder value . Anti - hedging policy : We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares . Clawback policy : Crescent Point is able to recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct or breach of fiduciary duty have occurred .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 62 Discretion : The Board retains the ability to amend the compensation plan and/or to adjust awards to ensure alignment with personal and corporate performance and shareholder experience . Business strategy : ‘Manage Risk’ is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business . Financial oversight : We encourage our directors to have joint committee membership on the Audit and Compensation Committees to ensure that, in assessing compensation, the members of the Compensation Committee have an in - depth understanding of the risks associated with our business . The Compensation Committee and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans or conditions that would be reasonably likely to have a material adverse effect on our business . Board Discretion The Board retains discretion over all compensation matters and discretion may be used to ensure executive compensation levels are consistent with our compensation philosophy, are reflective of corporate performance and market conditions, and are aligned with shareholder experience . In 2017 , the Board applied discretion by reducing the CEO’s salary and STIP, as well as by canceling his and all other executive 2017 RSU and LTIP awards in conjunction with the implementation of the PSU plan . See the ‘CEO Compensation’ section for more information . Clawback Policy Our Clawback Policy applies to all grants made pursuant to our share - based compensation plans since March 11 , 2014 . Under the policy, any compensation, paid or payable to an employee, executive or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to deductions and clawback (recovery) as required . In addition, if the Board determines, acting reasonably, that an employee, executive or director has engaged in conduct that is sufficiently detrimental to the company, either during or after the end of his or her employment, the Board may, at its sole election, terminate any incentive compensation payable that has not yet vested or been paid . Under the Clawback Policy, detrimental conduct includes, but is not limited to, participating in transactions involving Crescent Point and our suppliers which were under way, contemplated or under consideration at the time of termination or departure, disclosing confidential information, making inappropriate or defamatory comments about Crescent Point or breaches of the material provisions of any of our internal policies, including our Code of Business Conduct and Ethics . Other types of behaviour that could reasonably be expected to be considered "sufficiently detrimental" include fraud, willful misconduct and breach of fiduciary duty . Executive Ownership Requirements The Board believes that aligning the interests of our directors and key executive positions with the interests of shareholders, promotes sound corporate governance and demonstrates a commitment to the long - term success of Crescent Point . Our CEO is required to own at least three times his annual salary in common shares, PSUs and RSUs and has five years to achieve the required level of ownership . The COO and CFO positions are required to own two times of their annual salary in common shares, PSUs and RSUs . In addition, our other executives are encouraged, but not formally required, to own at least one times their annual salary in shares . The CEO, COO and CFO have five years from their respective appointments, or five years from the effective date of the ownership requirement, whichever is later in each case, to achieve the required level of ownership . For the purpose of determining share ownership, share - based awards are valued at the greater of grant date value or current market value, and common shares are valued at current market value . All of our executives have met their ownership requirements as detailed in the ' 2017 NEO Compensation' section .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 63 2017 PERFORMANCE AND METRIC ACHIEVEMENTS Corporate Performance To determine executive compensation levels, the Compensation Committee and Board consider incentive plan achievement levels, the overall performance of Crescent Point and the individual performance of each executive . In 2017 , we took steps to ensure we remained well - positioned during ongoing oil price weakness and volatility . Highlights of our corporate achievements during 2017 include : Strong operational execution and successful new play development • Exceeded 2017 annual average production guidance and achieved 10% exit - to - exit growth per share • Identified new drilling locations that drove a 70% increase in Crescent Point’s total productive capacity • Advanced completions process in the Uinta Basin with significant improvements in initial production rates • Controlled capital costs and realized strong capital efficiencies Grew organic reserves with low finding and development ("F&D") costs of $18.56 per boe and a strong recycle ratio of 1.6 times • Achieved record total proved plus probable reserves of 1 billion boe with positive technical and development reserves additions for the 16 th consecutive year • Organically replaced 152% of production with reserves growth of over 4% per share • Generated low F&D costs of $10.24 per boe in the Viewfield Bakken resource play driven by waterflood reserves additions Disposed of non - core assets to maintain financial strength • Disposed of over $320 million of non - core assets since the beginning of 2017 • Maintained a strong financial position with approximately $1.5 billion of liquidity with no near - term maturities as of December 31, 2017 Advanced new technology to enhance efficiencies and reduce environmental impact • New Injection Control Device waterflood systems doubled water injectivity and increased oil production by approximately 30% in the Viewfield Bakken, ultimately increasing oil recovery • Established green energy team to evaluate projects to reduce emissions such as solar power • Implemented remote monitoring and automation pilots to reduce downtime and increase staff efficiency • Invested approximately $200 million in a Climate Change Initiatives Fund since inception Improved safety performance with 65 emergency response drills conducted during the year • Achieved our corporate goal of improving safety performance year - over - year

STIP Achievement The following table outlines the 2017 STIP scorecard and final achievements, as approved by the Board. Strategic and technical initiatives Business process improvements Culture and communication Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 64 completion of initiatives STIP Category W eight Target / Threshold Stretch T arget Achievement Payout Level Financial and Operational 75% Funds flow per share ($/share) 3.04 3.19 $3.16 1 1.9% Net debt to funds flow 2.23 2.13 2.33x 0.0% Annual production (boe/d) 172,000 175,000 176,013 12.5% Operating expenses per boe ($/boe) 12.20 1 1.77 $12.57 0.0% G&A costs per boe ($/boe) 1.60 1.52 $1.47 12.5% Capital efficiency ($/boe) 22,000 21,000 $21,960 9.4% Recycle ratio (1) 1.25x 1.40x 1.58x 12.5% EH&S - TRIF (2) and environment <0.64 <0.61 0.61 12.5% Competitiveness 25% Successful n/a 99.7% 24.9% STIP Achievemen t Level 9 6% Notes: (1) (2) Based on 2P reserves and excludes changes in future development capital. Total Reportable Incident Frequency. Our competitiveness goal successes in 2017 include: • Advancing new play development and identifying further potential across our asset base; • Replacing a minimum of 75% of the productive capacity of our 2017 drilling program; • Evaluating various new technologies throughout our operations to add value to our assets; • Progressing our waterflood development through advancing our Injection Control Device waterflood technology and unitization; • Reviewing our asset portfolio and executing processes to identify and dispose of non - core assets; • Developing and implementing a new corporate program to identify and track high risk incidents and near misses to further improve safety performance; • Implementing in - house cross - functional technical training and technology forums to share knowledge and enhance technical development; and • Implementing emissions tracking software and developing a plan to mitigate carbon tax impact through emissions reduction initiatives. After a full assessment of the STIP scorecard, the final achievement level was determined to be 96%. All STIP categories achieved the minimum payout thresholds. Individual STIP awards can be found in the '2017 NEO Compensation' section.

PSU Achievement The following table outlines PSU achievements for the 3 - year performance period ended December 31, 2017, as approved by the Board. The CEO did not have a PSU vest for this performance period. PSU Metric Weight Percentile / Achievement Payout Multiple Relative TSR (1) 1/3 23% 0.00 PPSG+Y (2) 1/3 77% 2.00 DCIRR 1/3 100% 2.00 Aggregate Payout Multiple 1.33 Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 65 Notes: (1) (2) The TSR is calculated for the 3 - years ending December 31, 2017, not the annualized return. The PPSG+Y calculation is benchmarked to Board - approved targets based on WTI of US $50/bbl. Individual PSU grants can be found in the ‘ 2017 NEO Compensation’ section . 2017 NEO COMPENSATION The Compensation Committee and Board believes that Crescent Point's executive compensation program is : Aligned with our business strategy and the experience of our shareholders; Accountable with rigorous performance metrics; and Balanced with short and long - term goals and metrics, relative and absolute measures, and performance and time - vested components. Furthermore, our executive compensation program fairly incentivizes and rewards management for performance . The components of the program provide flexibility in rewarding exceptional performance in some areas, and at the same time, withholding rewards for underperformance in other areas . We hope that our shareholders support this approach and we encourage you to vote FOR the advisory vote on executive compensation . The role and responsibilities, 2017 performance highlights and total compensation history for each of the NEOs is as follows :

SCOTT SAXBERG President and Chief Executive Officer Mr . Saxberg has overall responsibility for the vision behind our business strategy . He founded Crescent Point in 2001 , is a key driver behind our operational focus, growth plans and risk management and is accountable for creating long - term, sustainable value for our shareholders . 2017 Achievements In 2017 , Mr . Saxberg’s leadership led to the execution of Crescent Point’s strongest year operationally . The company exceeded its annual average production guidance, achieved 10 % exit - to - exit growth per share and increased fourth - quarter 2017 cash flow from operations by 17 % per share . Through successful new play development, Crescent Point identified new drilling locations that drove a 70 % increase in its corporate productive capacity . The company also achieved record total proved plus probable reserves of 1 billion boe and organically replaced 152 % of its 2017 production with reserves growth of over 4 % per share . These results were achieved while remaining financially disciplined by layering on future oil hedges and aligning cash outflows with inflows, including non - core asset dispositions . Mr . Saxberg also championed increasing the sustainability of Crescent Point’s operations by supporting its green energy team to commission its first solar power generation installation and implemented remote monitoring and automation pilots to reduce emissions, downtime and increase staff efficiency . Based on the most recent data from the National Energy Board, Crescent Point's emissions intensity was approximately 40 % less than its Canadian peers . Compensation Earned Mr . Saxberg’s 2017 compensation was $ 4 . 42 million, consistent with 2016 . Mr . Saxberg's salary and STIP opportunity was reduced by 11 % to better align pay with shareholder expectations and experience . In 2017 , we implemented our PSU plan . While the go - forward compensation plan includes RSUs, none were awarded in 2017 , allowing us to make a meaningful shift in our LTI mix with the introduction of PSUs . In 2017 , Mr . Saxberg's LTI award was delivered solely through PSUs that vest at the end of the 3 - year performance periods ending on December 31 , 2018 and 2019 . In recognition of his leadership and achievements throughout the year, the Compensation Committee and Board awarded Mr . Saxberg a STIP of $ 0 . 77 million which reflects the corporate payout factor of 96 % and PSUs valued at $ 2 . 79 million, which is aligned with market . Commo n Shares Owned (1) # $ V alu e a t Ris k (1)(2) # $ 909,31 7 8,493,02 1 2,467,49 6 16,030,156 Ownership Requirement Guideline Value of common shares, PSUs and RSUs as a multiple of Ownership Requirement (1)(2)(3) Meets Ownership Requirement 3 x salary 6.87 Y es Total Compensation ($mm) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 66

KEN LAMONT Chief Financial Officer Mr . Lamont is responsible for all aspects of Crescent Point's finances as they relate to planning, reporting, treasury, tax and risk management . He also oversees investor and government relations as well as human resources . Mr . Lamont plays a central part in supporting the company’s business strategies including acquisition and divestiture activities . Prior to Mr . Lamont’s promotion to Chief Financial Officer on January 1 , 2016 , he was Vice President, Finance and Treasurer . 2017 Achievements Under Mr . Lamont’s stewardship, Crescent Point enhanced its financial position by layering on future oil hedges and aligning cash outflows with inflows, including non - core asset dispositions . Mr . Lamont led and supported executive initiatives regarding minor acquisitions and non - core dispositions which led to the transaction of over $ 320 million in dispositions since the beginning of 2017 . With a focus on financial discipline and strong governance, Mr . Lamont, promoted a further aligned, accountable and balanced compensation plan . Mr . Lamont also introduced a corporate financing strategy and enhanced our 5 - year plan by developing methodology to reflect waterflood in financial models ; further incorporating Return on Average Capital Employed into financial models ; and developing 5 - year plans for individual play drill out scenarios . Compensation Earned Mr . Lamont’s 2017 compensation was $ 2 . 32 million, a 29 % increase relative to 2016 . This increase is to align with market . While the go - forward compensation plan includes RSUs, none were awarded in 2017 to allow us to make a meaningful shift in our LTI mix with the introduction of PSUs . In 2017 , Mr . Lamont's LTI award was delivered solely through PSUs that vest at the end of the 3 - year performance periods ending on December 31 , 2017 , 2018 and 2019 . In recognition of his leadership and achievements throughout the year, the Compensation Committee and Board awarded Mr . Lamont a STIP of $ 0 . 32 million which reflects the corporate payout factor of 96 % and PSUs valued at $ 1 . 64 million, which is aligned with market . Common Shares Owned (1) # $ Value at Risk (1)(2) # $ 221,380 2,067,689 553,885 3,685,037 Ownership Requirement Guideline Value of common shares, PSUs and RSUs as a multiple of Ownership Requirement (1)(2)(3) Meets Ownership Requirement 2 x salary 7.28 Y es Total Compensation ($mm) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 67

C. NEIL SMITH Chief Operating Officer Mr . Smith is responsible for Crescent Point's production and development activities across our asset base . His focus continues to be on creating shareholder value through innovative development of the company’s assets in a safe and capital - efficient manner . Mr . Smith is also responsible for our environmental, health and safety program . 2017 Achievements Mr . Smith leads a team which has never missed a production target in the history of the company . In 2017 , Crescent Point increased its average guidance twice and met its exit guidance in early December . Again, in 2017 , Crescent Point was Canada’s top operator based on the number of meters drilled . The company also continued to advance completions technology across its plays and introduced concepts to reduce costs and improve recoveries . As part of its waterflood program, Crescent Point installed 50 Injection Control Device waterflood systems by the end of 2017 . In 2017 , the company further enhanced its current position as a leader in emissions reduction by building new gas conservation facilities and implementing new technologies such as solar power generation and field automation . Compensation Earned Mr . Smith’s 2017 compensation was $ 2 . 39 million, a 21 % increase relative to 2016 . This increase is to align with market . While the go - forward compensation plan includes RSUs, none were awarded in 2017 to allow us to make a meaningful shift in our LTI mix with the introduction of PSUs . In 2017 , Mr . Smith's LTI award was delivered solely through PSUs that vest at the end of the 3 - year performance periods ending on December 31 , 2017 , 2018 and 2019 . In recognition of his leadership and achievements throughout the year, the Compensation Committee and Board awarded Mr . Smith a STIP of $ 0 . 31 million which reflects the corporate payout factor of 96 % and PSUs valued at $ 1 . 68 million, which is aligned with market . Common Shares Owned (1) # $ Value at Risk (1)(2) # $ 416,970 3,894,500 775,473 5,708,515 Ownership Requirement Guideline Value of common shares, PSUs and RSUs as a multiple of Ownership Requirement (1)(2)(3) Meets Ownership Requirement 2 x salary 9.83 Y es Total Compensation ($mm) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 68

TAMARA MACDONALD Senior Vice President, Corporate and Business Development Ms . MacDonald is responsible for corporate and business development activities including strategy and portfolio management, acquisition and divestment initiatives, expansion into new and/or complementary plays, and representation of Crescent Point's interests in operated and non - operated joint ventures . Prior to Ms . MacDonald’s promotion to Senior Vice President, Corporate and Business Development on January 1 , 2016 , she was Vice President, Land and Corporate Development . 2017 Achievements Ms . MacDonald is the driving force behind our land negotiations, acquisitions and dispositions for Crescent Point . In 2017 , Ms . MacDonald led and supported executive initiatives regarding non - core dispositions which led to the transaction of over $ 320 million in dispositions . Ms . MacDonald also focused on minor acquisitions and consolidating acreages and assets in our key resource plays within the Williston basin, southwest Saskatchewan and the Uinta basin . Compensation Earned Ms . MacDonald’s 2017 compensation was $ 2 . 10 million, a 25 % increase relative to 2016 . This increase is to align with market . While the go - forward compensation plan includes RSUs, none were awarded in 2017 to allow us to make a meaningful shift in our LTI mix with the introduction of PSUs . In 2017 , Ms . MacDonald’s LTI award was delivered solely through PSUs that vest at the end of the 3 - year performance periods ending on December 31 , 2017 , 2018 and 2019 . In recognition of her leadership and achievements throughout the year, the Compensation Committee and Board awarded Ms . MacDonald a STIP of $ 0 . 29 million which reflects the corporate payout factor of 96 % and PSUs valued at $ 1 . 46 million, which is aligned with market . Common Shares Owned (1) # $ Value at Risk (1)(2) # $ 370,974 3,464,897 683,184 5,061,354 Total Compensation ($mm) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 69

DEREK CHRISTIE Senior Vice President, Exploration and Geosciences Mr . Christie is responsible for all aspects of Crescent Point’s exploration and geoscience activities, including strategy, integrity of the drilling capital program, capital allocation between areas, new resource play development and expanding on the company's location inventory . Prior to Mr . Christie’s promotion to Senior Vice President, Exploration and Geosciences in January 2017 , he was Vice President, Exploration and Geosciences from November 2013 and Vice President, Geosciences for Crescent Point prior thereto . 2017 Achievements Mr . Christie’s focus is to ensure the integrity and quality of our exploration and development drilling program with both a short and long - term emphasis . In 2017 , based on successful exploration and development initiatives, the company's risked corporate drilling inventory increased by over 1 , 000 to 8 , 076 net drilling locations, resulting in a 70 % increase in the productive capacity of the unrisked corporate inventory, from 1 . 8 billion boe/d to 3 . 0 billion boe/d . Mr . Christie also focused on new resource play development with a long - term strategic emphasis . During 2017 , the company added 640 , 000 acres of prospective land resulting from these exploration projects . Compensation Earned Mr . Christie’s 2017 compensation was $ 2 . 10 million, a 39 % increase relative to 2016 . This increase is in conjunction with Mr . Christie's recent promotion and to align with market . While the go - forward compensation plan includes RSUs, none were awarded in 2017 to allow us to make a meaningful shift in our LTI mix with the introduction of PSUs . In 2017 , Mr . Christie's LTI award was delivered solely through PSUs that vest at the end of the 3 - year performance periods ending on December 31 , 2017 , 2018 and 2019 . In recognition of his leadership and achievements throughout the year, the Compensation Committee and Board awarded Mr . Christie a STIP of $ 0 . 34 million which reflects the corporate payout factor of 96 % and PSUs valued at $ 1 . 43 million, which is aligned with market . Common Shares Owned (1) # $ Value at Risk (1)(2) # $ 329,510 3,077,623 636,627 4,606,771 Total Compensation ($mm) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 70

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 71 Notes: (1) (2) (3) Valued at the February 28, 2018 fair value of $9.34 per share. PSUs are valued based on estimated achievement taking into account actual achievement as of February 28, 2018 and the minimum payout level where future achievement is unknown. The value of PSUs and RSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value. Cost of Management The cost of management ratio expresses the total compensation paid or awarded to our NEOs as a percentage of Crescent Point's cash flow from operations as indicated in the following table: 2015 2016 2017 Total NEO Compensation (1)(2) 16.7 11.4 13.3 Cash flow from operations (2) 1,956.6 1,524.3 1,718.7 Cost of management ratio 0.8 5% 0.7 5% 0.7 7% Notes: (1) (2) Total NEO compensation for the top five most highly paid NEOs as set forth in the information circular for that year. In $ millions. Common Share Performance We have generated strong total returns for our shareholders of 707 % since our 2001 inception . This compares to a total return of 269 % for the Composite, 271 % for the Equal Weight Oil & Gas Index and 153 % for the Capped Energy Index . Our strong results over this time period have been driven by significant growth in production, reserves and net asset value per share . Since inception, Crescent Point has accomplished significant financial and operating results including : • Production growth to over 183,000 boe/d (over 25% CAGR since 2003 before dividends); • Increased net asset value to $24.44 per share (over 9% CAGR since 2003 before dividends); • Paid over $7.4 billion of dividends to shareholders; and • Built a strategic and focused land base with significant oil - in - place. During 2017 , we attained significant achievements by focusing on things we can control . We grew exit production by 10 % per share, reserves by over 4 % per share and identified new drilling locations that drove a 70 % increase in our total productive capacity . We also increased our net asset value on per share basis versus the prior year, excluding any impact from changes in commodity prices . Despite these operational achievements, an improved growth profile and our commitment to maintaining a strong balance sheet, our relative share price performance during the past year and three years has been negatively impacted by the significant decline and volatility in global oil prices, amongst other factors . Approximately 90 % of our production is weighted to crude oil and crude oil liquids compared to our peers at approximately 60% . In addition to volatile commodity prices, investor sentiment and allocation toward the energy sector remained depressed during 2017 with net outflows within North America . Changes in the investment landscape such as an increasing shift to passive exchange traded funds versus active company stock selection further added volatility to our relative performance . For example, approximately 65 % of the S&P/TSX Capped Energy Index is currently comprised of the five largest capitalized companies, which does not include Crescent Point . For 2018 , we are focused on meeting or exceeding our budgeted annual production growth of 5% , or 7 % on an exit basis, in addition to providing monthly dividend income to shareholders . We are also focused on further improving the strength of our balance sheet and are exploring the disposition of additional non - core assets .

The following graph illustrates changes in total shareholder return during the 16 - year period ending December 31 , 2017 , compared to three S&P/TSX indices, layering in fluctuations of WTI over that period . Since January 1 , 2018 and as of February 28 , 2018 , Crescent Point has outperformed the Equal Weight Oil & Gas Index and Capped Energy Index by approximately 7% . 16 - year Total Shareholder Return Five - year Common Share Performance and Trend in Executive Compensation The following graph illustrates changes from January 1 , 2013 to December 31 , 2017 , in cumulative shareholder return, assuming an initial investment of $ 100 on January 1 , 2013 in common shares with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Equal Weight Oil & Gas Index and NEO Total Compensation Index . The 5 - year trend in NEO total compensation illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years . 5 - year Total Shareholder Return Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 72

EXECUTIVE COMPENSATION TABLES Summary Compensation Table The following table provides a summary of compensation information for our CEO, CFO and the three most highly compensated executive officers of Crescent Point whose total compensation was more than $ 150 , 000 for the years ended December 31 , 2017 as well as their 2016 and 2015 compensation . Non - equity incentive plan compensation Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 73 Name and Position Y ear Salary ($) (1) Share - based awards ($) (2) Option based awards ($) Annual incentive plans ($) Long term incentive plans ($) Pension value ($) All other compensation ($) (3) Total Compensation ($) Chief Financial Officer Chief Operating Officer Corporate and Business 2017 Scott Saxberg President an d 2016 848,000 954,000 2,785,025 2,528,842 - 768,000 - 900,000 - - 20,216 - - 21,855 4,421,241 4,404,697 Chief Executive Officer 2015 1,122,378 6,714,976 - 950,000 - - 22,941 8,810,295 2017 349,800 1,639,365 - 316,800 - - 20,201 2,326,166 Ken Lamont (4) 2016 337,080 1,077,363 - 377,784 - - 21,593 1,813,820 2015 306,812 1,368,900 - 256,030 - - 22,573 1,954,315 2017 381,600 1,676,652 - 312,000 - - 20,216 2,390,468 C . Nei l Smith 2016 381,600 1,137,488 - 427,680 - - 22,890 1,969,658 2015 380,382 1,616,346 - 313,500 - - 23,599 2,333,827 T amar a MacDonald 2017 333,900 1,457,751 - 288,000 - - 20,131 2,099,782 Senior V ic e President, 2016 333,900 949,969 - 374,220 - - 23,692 1,681,781 Development (5) 2015 334,279 1,313,562 - 275,500 - - 21,479 1,944,820 2017 Derek Christie Senior V ic e President, 2016 318,000 296,800 1,432,898 862,855 - 336,000 - 332,640 - - 9,560 - - 15,144 2,096,458 1,507,439 Exploration and Geosciences (6) 2015 269,251 1,143,299 - 231,800 - - 14,814 1,659,164 Notes: (1) (2) (3) (4) (5) (6) Amounts reflect salary plus 6% savings. Share - based awards in 2017 includes PSUs ; 2016 includes RSUs and LTIP ; and 2015 includes RSUs, performance shares and LTIP . See the ‘ 2017 NEO Compensation’ section for more information . Amounts reflect the grant date fair value of the share - based compensation, computed in accordance with IFRS 2 . Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements . See the ‘Executive Compensation Plan Description' section for more information . All Other Compensation includes health benefits and parking. Mr. Lamont was promoted to Chief Financial Officer from Vice President, Finance and Treasurer on January 1, 2016. Ms. MacDonald was promoted to Senior Vice President, Corporate and Business Development from Vice President, Land and Corporate Development on January 1, 2016. Mr. Christie was promoted to Senior Vice President, Exploration and Geosciences from Vice President, Exploration and Geosciences on January 1, 2017.

Incentive Plan Awards – Value Vested or Earned During the Year The share - based awards value vested during the year reflects all RSUs and PSUs that vested in 2017 and are valued at the vest date value . The non - equity incentive plan compensation value earned in the year reflects our STIP component . Option - based awards – Share - based awards – Non - equity incentive plan compensation – Value vested during the Value vested during Value earned during Name year ($) the year ($) the year ($) Scott Saxberg — 5,238,710 768,000 Ken Lamont — 3,386,737 316,800 C. Neil Smith — 3,556,810 312,000 Tamara MacDonald — 3,050,268 288,000 Derek Christie — 2,813,025 336,000 President and Chief Executive Officer Chief Financial Officer Chief Operating Officer Senior Vice President, Corporate and Business Development Senior Vice President, Exploration and Geosciences Note: (1) Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period . The Board elected to cause the company to pay out in cash the Dividend amounts on all RSUs concurrently with the payment of the applicable dividends on the company's common shares ; the amounts reported above include all cash Dividend Amounts paid . Effective January 1 , 2017 , Dividend Amounts are no longer paid on RSUs held by executives, including the NEOs, until such RSUs vest . Outstanding Share - based Awards and Option - based Awards The future estimated payouts pursuant to outstanding awards issued under our RSBP and PSU plan as at December 31 , 2017 for each of the NEOs is noted in the table below . PSUs are valued based on estimated achievement taking into account actual achievement as of December 31 , 2017 and the minimum payout level where future achievement is unknown . PSUs and RSUs are valued at $ 9 . 34 per share, calculated as the 5 - day volume - weighted average price ending December 31 , 2017 . Option - based awards Share - based awards Name Number of securities underlying unexercised options (#) Option exercise price ($) Option expiration date Number of Market or payout value Market or payout value Value of shares or units of of share - based of vested share - based unexercised shares that awards that awards not in - the - money have not have not paid out or options vested vested distributed ($) (#) ($) ($) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 74 Scott Saxberg President and Chief Executive Officer — — — — 1,486,141 8,241,884 — Chief Financial Officer Chief Operating Officer Ken Lamont — — — — 269,015 1,694,777 1,838,553 C. Neil Smith — — — — 281,983 1,797,296 1,880,372 Tamara MacDonald Senior Vice President, — — — — 243,625 Corporate and Business Development 1,548,235 1,634,873 Derek Christie Senior Vice President, — — — — 230,166 Exploration and Geosciences 1,434,925 1,607,000

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 75 Burn Rate The following table shows the trend in our burn rate over the past three years . During this time, Crescent Point's only security - based compensation arrangement was the RSBP . Burn rate is measured as a percentage of the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of common shares outstanding for the applicable fiscal year . 2017 2016 2015 Burn rate 0. 6% 0.8% 0. 6% TERMINATION AND CHANGE OF CONTROL BENEFIT Employment Agreement We do not have executive employment agreements in place with any of our NEOs, other than our CEO. The employment agreement with our CEO includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the CEO has the right to receive a lump sum payment (less required deductions) equal to two times the aggregate of his : (i) salary (for 2017 of $ 800 , 000 per year) ; (ii) 15 % of his salary in lieu of lost benefits ; and (iii) an amount equal to the average annual cash bonus (STIP) earned and received in the three financial years ended immediately prior to the termination of his employment . The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50 % of our outstanding common shares ; or (B) more than 33 1 / 3 % of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board ; or (ii) the sale of all or substantially all of the assets of Crescent Point . A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the CEO's termination of employment . In addition, the agreement defines "Good Reason" as, unless consented to in writing by the CEO, any action which at common law constitutes constructive dismissal of the CEO including, without limiting the generality of the foregoing : (i) material decrease in the title, position, responsibility or powers of the CEO ; (ii) a requirement to relocate to another city, province, or country ; (iii) any material reduction in the value of the CEO's benefits, salary, plans and programs ; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the CEO pursuant to the agreement ; or (v) a reallocation of a material responsibility from the CEO to the Board or a Board member . Under the employment agreement, following termination, including due to a Change of Control, the CEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company . PSU Plan and RSBP Under the PSU plan, in the event a NEO resigns for "Good Reason" (as defined therein), a prorated portion of all unvested awards will vest and be paid based on PSU metric achievement and share price as of the termination date . The PSU plan includes change of control provisions with a "double trigger" . In the event of a "Change of Control" of Crescent Point resulting in termination, all unvested PSUs will vest and be paid based on actual achievement to the effective date of the Change of Control .

Under the RSBP, in the event of a "Change of Control" of Crescent Point (as defined in the plan, which definition is similar to the "Change of Control" definition above), all unvested RSUs will vest immediately and become available for redemption within a specified time period, and, failing redemption, the RSUs will be deemed to have been redeemed by the NEO . Additionally, in the event a NEO resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any awards granted under the RSBP or the PSU plan which have not vested at the applicable effective time shall terminate, and the NEO will have a specified time period to redeem any vested RSUs or PSUs, and if not redeemed within the time period, will have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period . The following table summarizes the termination provisions for the CEO and, where noted, the NEOs : Termination Type Salary Benefits STIP Share - based Awards (1) Resignation None None All unvested or unpaid None awards are immediately Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 76 forfeited on the termination date Resignation for good reason None None None Entitled to PSUs as if employment continued to end of severance period Death None None None All PSUs vest Termination without cause Cash payment equal to annual salary over the severance period 15% of salary over the severance period Cash payment equal to the average to the last three years STIP payment over the severance period Entitled to PSUs as if employment continued to end of severance period Double trigger change of control Cash payment equal to annual salary over the severance period 15% of salary over the severance period Cash payment equal to the average to the last three years STIP payment over the severance period All PSUs and RSUs vest Note: (1) Other NEO's entitlements under the RSBP and PSU plan are similar to the CEO's. The following table outlines the value the CEO would have been entitled to if an event resulting in the termination of employment or a change of control had occurred on December 31, 2017. Share - based Salar y (1) Benefits (2) STI P (3) Compensatio n (4)(5)(6) T otal Termination Reason $ $ $ $ $ Resignation — — — — — Resignation for good reason — — — 13,476,488 13,476,488 Death — — — 13,476,488 13,476,488 Termination without cause 1,600,000 240,000 1,879,333 13,476,488 17,195,821 Double trigger change of control 1,600,000 240,000 1,879,333 15,969,684 19,689,017 Notes: (1) (2) (3) (4) For termination without cause or double trigger change of control, represents the CEO's annual salary multiplied by the severance period . For termination without cause or double trigger change of control, represents 15 % of the CEO's salary multiplied by the severance period . For termination without cause or double trigger change of control, represents the average of the CEO's 2014 , 2015 and 2016 STIP payment multiplied by the severance period . For termination without cause, all unvested PSUs would immediately vest and be paid to the CEO . The value represents the estimated market value based on actual performance as of December 31 , 2017 and a 1 x multiplier for unknown achievement, and cash dividends for the period .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 77 (5) (6) For double trigger change of control, all unvested PSUs and RSUs would immediately vest and be paid to the CEO. The value represents the estimated market value based on actual performance as of December 31, 2017, and cash dividends for the period. Calculated using the 5 - day volume - weighted average price ending December 31, 2017 of $9.34 per share. Executive Retirement Vesting Program The company has a Retirement Vesting Program for executives . Eligible executives must have 10 or more years of continuous service on our executive team, provide at least six months advance notice of retirement to ensure a smooth transition of responsibilities, and agree to standard confidentiality, non - competition and non - solicitation restrictions for one year post - retirement . Final approval for executive eligibility and level of participation is at the sole discretion of the Board . An eligible executive may request to participate in one of two levels: Level 1 : The executive earns incentive awards during the 6 - month notice period, however, no PSUs or RSUs will be granted . All outstanding RSUs will forfeit on retirement date, PSUs will continue to vest for 12 months following the retirement date, after which all outstanding PSUs will forfeit, and Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Options will forfeit . Level 2 : The executive participates on an executive advisory committee for a 3 - year period post retirement date and earns STIP and LTI during the 6 - month notice period . All outstanding PSUs and RSUs will continue to vest on the normal vesting schedule following the retirement date and Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Options will forfeit . LOOKING AHEAD TO 2018 We regularly seek shareholder feedback, market research and independent advice to inform enhancements to our compensation plan . As a direct result of the feedback we have collected, we continued to improve our compensation plan in 2018 through the introduction of a Stock Option Plan and adjustment to our PSU performance metric weightings . These changes further improve our compensation plan design by ensuring a balanced approach to LTI, whereby 50 % of LTI value is linked to corporate performance evaluation . The Options vest over four years, with 20 % vesting on each of the first, second, and third anniversary, and 40 % vesting on the fourth anniversary . The Options expire on the seventh anniversary of their grant date . This mix of ratable and cliff vesting over up to four years ensures value is realized over the long - term and is linked to both absolute and relative total shareholder return . The introduction of Options further balances our LTI mix, which also includes PSUs and RSUs . We are able to balance performance and time - vested awards, with 50 % of such awards being comprised of forward - looking performance - vested PSUs . In addition, we are able to balance the impact of absolute and relative performance on potential realized value . All plans are impacted by absolute share price performance, with Options only delivering value when share performance is positive, and PSU value being subject to achievement of performance metrics including relative TSR . The LTI vest profile and CEO LTI mix for 2018 is illustrated in the following chart :

CEO 2018 LTI Mix For our other NEOs, their 2018 LTI compensation is weighted to PSUs, Options and RSUs at 50% , 25 % and 25% , respectively . There is a strong prevalence of option plans amongst S&P/TSX 60 issuers ( 87% ) and our industry peers listed on the S&P/TSX 60 ( 75% ) . Comprising less than 20 % of total compensation, Options are not expected to form a significant component of our pay mix . Participation in the Stock Option Plan is expected to be be limited to executive and select senior management . Given the planned limited award size and targeted participation, we expect a low burn rate of approximately 0 . 5 % annually . The following table summarizes the 2018 Option grant subject to shareholder approval : Name and Position (1) Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 78 Options (#) (2) Scott Saxberg, President and Chief Executive Officer 450,000 Ken Lamont, Chief Financial Officer 182,500 C. Neil Smith, Chief Operating Officer 190,000 Tamara MacDonald, Senior Vice President, Corporate and Business Development 161,250 Derek Christie, 170,000 Senior Vice President, Exploration and Geosciences Other Executives and Senior Management 1,834,282 Total 2,988,032 Notes: (1) (2) A total of 29 employees are eligible for Options. These Options have an exercise price of $10.06 and expire on January 8, 2025. In addition to the introduction of Options, PSU metric weightings have been adjusted in 2018 to increase the relative weighting to TSR . The vest value of PSUs granted in 2018 depend on the company's performance on key metrics measured at the end of the 3 - year measurement period ended December 31 , 2020 . The PSU metrics and weightings are : • 50% weighted to relative TSR; • 25% weighted to our DCIRR; and • 25% weighted to our PPSG+Y.

We believe that an LTI plan that includes PSUs, Options and RSUs is well balanced in terms of goals and metrics that focus on short and long - term, relative and strategically - aligned metrics, and performance and time - vested components . OTHER INFORMATION Common Shares Authorized for Issuance Under Equity Compensation Plans The following table includes information on our RSBP and Stock Option Plan as of March 22 , 2018 . With respect to the RSBP, we are seeking shareholder approval to increase the number of common shares reserved for issuance thereunder by 6 million common shares . With respect to the Stock Option Plan, we are seeking shareholder approval of the plan itself, a related common share reserve of 13 million common shares, and the grant of 2 , 988 , 032 Options . Plan Category Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 79 Equity compensation plans approved by shareholders Equity compensation plans not approved by shareholders Number of securities to be Number of securities issued upon exercise of Weighted average exercise remaining available for future outstanding options, price of outstanding options, issuance under equity warrants and rights warrants and rights compensation plans (1)(2) 3,778,046 (3) n/a 5,589,322 2,988,032 (4) $10.06 n/a Total 6,766,078 n/a 5,589,322 Notes: (1) (2) (3) (4) Securities available for issuance are shown are less outstanding RSUs. Outstanding Options subject to shareholder approval have not been deducted. We are requesting shareholder approval of an increase to the RSBP reserve and an Options reserve. Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such RSUs through the issuance of common shares. See Appendix A for details of the Restricted Share Bonus Plan. Options issued pursuant to our Stock Option Plan which is subject to shareholder approval at the meeting. Subsequent to December 31 , 2017 , Crescent Point adopted the Stock Option Plan and granted Options to certain employees, which adoption and grants are subject to the receipt of shareholder approval, which approval is being sought at the meeting . See the 'Looking Ahead to 2018 ' section for more information . Indebtedness of Directors, Executives and Others There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point . Interest of Informed Persons in Material Transactions None of Crescent Point's directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10 % of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2017 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 80 Related Party Transactions During the year ended December 31 , 2017 , Crescent Point recorded $ 6 . 2 million (December 31 , 2016 - $ 8 . 0 million) of expenditures in the normal course of business to Secure Energy Services Inc . (“Secure”) of which Mr . Amirault is a D&O . Secure is one of only a few specialized service providers with the expertise, capacity and geographical presence to meet our needs . All work awarded to Secure was subject to our comprehensive and competitive request for proposal (“RFP”) process . Key factors driving Secure’s selection included the unique nature of its proprietary products, its ability to service specific geographic regions in which we operate, proven safety performance record and its competitive pricing . The services rendered by Secure were for drilling fluids, waste disposal and mud system rentals . Our RFP process involved the extensive review, analysis, and verification of the technical suitability of the service providers bidding for the work . We also considered whether the services provided by each bidder were technically suitable, relatively consistent with past drilling utilizations and cost effective . The RFP was managed jointly by our supply management personnel and key technical and operational stakeholders . The bid process was exercised with full transparency and independent judgment . The selection of Secure to provide certain services was considered to be in the best interests of Crescent Point . Mr . Amirault played no role in this process, either on behalf of Secure or on behalf of the company . Crescent Point also recorded $ 1 . 76 million during the year ended December 31 , 2017 (December 31 , 2016 - $ 0 . 7 million) of legal fees in the normal course of business to McCarthy Tétrault LLP of which our former director, Mr . Turnbull, is a partner . Other Matters Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual General Meeting ; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy . Auditor of the Company PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003 . Non - GAAP Financial Measures Throughout this information circular, we use the terms "funds flow from operations", "net debt", "debt to funds flow ratio", "market capitalization", “payout” and "payout ratio" . These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers . Additional information including reconciliations to the nearest GAAP financial measure can be found in our Management's Discussion and Analysis for the year ended December 31 , 2017 . Funds flow from operations ("Funds Flow") is calculated as cash flow from operating activities before changes in non - cash working capital, transaction costs and decommissioning expenditures . We utilize Funds Flow as a key measure to assess the ability of the company to finance dividends, operating activities, capital expenditures and debt repayments . Funds Flow as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS . We manage and monitor our capital structure and short - term financing requirements using a non - GAAP measure, the ratio of net debt to Funds Flow . Net debt is calculated as long - term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long - term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes . We utilize net debt as a key measure to assess the liquidity of our company . This

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 81 metric is used to measure our overall debt position and measure the strength of our balance sheet . We monitor this ratio and use it as a key measure in making decisions regarding financing, capital spending and dividend levels . Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding . Market capitalization is an indication of enterprise value . Payout ratio is calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to our dividend reinvestment plan and share dividend plan) divided by Funds Flow . Payout ratio is used to monitor the dividend policy and the amount of Funds Flow retained by Crescent Point for capital reinvestment . Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation . A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead . Drilling inventory is calculated in years as our 2017 year - end inventory divided by the number of wells in our 2018 drilling program . Drilling inventory is used to assess the amount of available drilling opportunities . Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons . We believe the presentation of the non - GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis . Forward - Looking Statements and Reserves Data Certain statements contained in this information circular constitute "forward - looking statements" within the meaning of section 27 A of the Securities Act of 1933 and section 21 E of the US Exchange Act and "forward - looking information" for the purposes of Canadian securities regulation (collectively, "forward - looking statements") . We have tried to identify such forward - looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well - positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements . In particular, this information circular contains forward - looking statements pertaining, among other things, to the following : our governance engagement plans for 2018 ; expected director retirements in 2018 and 2019 and related replacement plans ; our commitment to continuous improvement in our corporate governance practices and planned increased disclosure relating thereto ; our continued focus on per share growth and shareholder returns ; expected 2018 contributions to our environmental fund ; the expected impact of infrastructure investment on emissions intensity ; expected commodity prices in 2018 and beyond, including the price of WTI used in various metrics and assumptions ; expected continued strong production, reserves and cash flow growth on a per share basis ; our plan to continue to ensure that a majority of executive compensation is at - risk and share - based ; our ability to generate excess free cash flow, and the uses to which such cash flow may be applied, including debt reduction and returns of capital to shareholders ; our plans to advance our resource plays, continue to test the Injection Control Device waterflood system technology, future dispositions of non - core assets, new play development targets ; planned risk management activities ; the expected impact of our transition to our new compensation plan including the approval of the Stock Option Plan by shareholders on shareholder alignment, peer comparability and executive motivation, retention and recruitment ; the value of PSUs granted in 2018 ; our plans to further improve investor engagement and Board outreach ; and our plans to eliminate the use of fresh potable water during the completions process . Statements relating to "reserves" are also deemed to be forward - looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future . Actual reserve values may be greater than or less than the estimates provided .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 82 F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency . F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency . FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions . FD&A can include or exclude changes of future development costs . In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency . Net asset value (NAV) is a snapshot in time as at year - end, and is based on the Company’s reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates . The Company’s NAV is calculated on a before tax basis and is the sum of the present value of proved and probable reserves, the fair value for land and seismic, the fair value for the Company’s oil and gas hedges based on Sproule’s year - end escalated price forecast, less outstanding net debt . The NAV per share is calculated on a fully diluted basis . Recycle ratio is calculated as operating netback divided by F&D or FD&A costs . We use recycle ratio for our own performance measurements and to provide shareholders with measures to compare our performance over time . Productive capacity is derived from the sum of the 30 - day initial production rates of the Company's total drilling inventory, both on a risked and unrisked basis . All forward - looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made . We believe that the expectations reflected in these forward - looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward - looking statements included in this report should not be unduly relied upon . By their nature, these forward - looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31 , 2017 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31 , 2017 , under the headings "Risk Factors" and "Forward - Looking Information" and other factors, many of which are outside the control of Crescent Point . The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31 , 2017 , under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook" . The impact of any one risk, uncertainty or factor on a particular forward - looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time . Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point's reports on file with Canadian and US securities regulatory authorities . Readers are cautioned not to place undue reliance on this forward - looking information, which is given as of the date it is expressed herein or otherwise . We undertake no obligation to update publicly or revise any forward - looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law . All subsequent forward - looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements . This information circular contains oil and gas metrics . Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons . Readers are cautioned as to the reliability of the oil and gas metrics . For the years ended December 31 , 2017 and 2016 we filed our reserves information under National Instrument 51 - 101 - Standards of Disclosure of Oil and Gas Activities ("NI 51 - 101 "), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 83 All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51 - 101 . Summaries of those reserve reports are contained in the company's Annual Information Forms filed on SEDAR . There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51 - 101 . For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12 - month average prices and current costs ; whereas NI 51 - 101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs . Therefore, the difference between the reported numbers under the two disclosure standards can be material .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 84 APPENDIX A Restricted Share Bonus Plan Purpose The purpose of the RSBP is to provide our employees and directors with long - term share - based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company’s continued success . Participation Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board . The RSBP is administered by the Board . The company is authorized to issue up to a maximum of 31 , 500 , 000 common shares (being approximately 5 . 7 % of the company's issued and outstanding common shares as of March 22 , 2018 ) pursuant to the redemption of restricted shares granted under the RSBP . As of March 22 , 2018 , 9 , 367 , 368 common shares (or approximately 1 . 7 % of the company's then issued and outstanding common shares) remained available for issuance under the RSBP . Value and Payout The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts . In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point . See the ‘Long Term Incentives’ and ‘Share - based Compensation’ sections for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point's compensation plan . The Board determines the vest schedule for each restricted share grant with a maximum vest of three years . Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the 5 - day volume - weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below), net of required withholding taxes, in respect of the restricted shares (the "Payout Amount") . The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury . In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares (“Dividend Amount”) . The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1 , 2017 , directors and executives will only be paid Dividend Amounts upon vest of restricted shares . 5% Cross - Limit No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5 % of the aggregate issued and outstanding common shares .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 85 Non - assignability, Insider Limits and Other Limitations RSUs granted under the RSBP are non - assignable and non - transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made . The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in : (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10 % of the aggregate issued and outstanding common shares ; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10 % of the aggregate issued and outstanding common shares ; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of common shares exceeding 5 % of the aggregate issued and outstanding common shares . In addition to the foregoing limitations : (i) the number of common shares that may be issued to non - employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2 , 2009 shall not exceed 0 . 25 % of the total number of issued and outstanding common shares from time to time on a non - diluted basis ; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $ 150 , 000 per year per non - employee director . Vesting and Termination of Rights In the event of a "change of control" of Crescent Point, as defined in the RSBP, the vesting provisions attaching to the restricted shares will be accelerated and all unexercised restricted shares will become available for redemption as follows : (a) in the event of any change of control other than by way of a take - over bid, restricted shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the restricted shares, if earlier (the "Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Exercise Period ; and (b) in the event of a change of control arising as a result of a take - over bid, restricted shares will be available for redemption for a period commencing immediately following the completion of the take - over bid and ending on the earlier of the tenth day following the completion of the take - over bid or the expiry date of the restricted shares (the "Take - over Exercise Period") and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Take - over Exercise Period . In the event a Participant's employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate . Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the our Retirement Vesting Program, in the event : (i) a Participant resigns, retires or is terminated for any reason other than for cause ; (ii) a Participant ceases to be a consultant, as defined in the RSBP ; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period . During the first 120 days of a Participant's leave, as defined in the RSBP, restricted shares continue to vest ; on the 121 st day of the Participant's leave, any unvested restricted shares terminate . Any vested restricted shares remain available for redemption for a period of one year following the 121 st day of leave or until the expiry date, if earlier . Failing redemption, vested restricted shares will be deemed to be redeemed . Upon return to work following leave, the Participant will be eligible to receive grants of restricted shares upon the first January 1 , April 1 , July 1 or October 1 following his or her return from leave .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 86 Upon the death of a Participant, his or her unvested restricted shares will terminate and vested restricted shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period . Amendments Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension or termination materially prejudices the rights of the Participant . The Board may not, however, without the approval of the shareholders, make amendments to the RSBP : (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP ; (b) to extend the expiry date of restricted shares for the benefit of an insider ; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issue to non - employee directors under the company's share compensation arrangements above 0 . 25 % of Crescent Point’s issued and outstanding shares, or increase the maximum value of equity award grants to individual non - employee directors above $ 150 , 000 per year . The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that : (a) any required approval of any regulatory authority or stock exchange is obtained ; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained ; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended ; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share . Other Provisions If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change . Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board . The terms of restricted shares that were or are in the future granted, subject to the terms of the Retirement Vesting Program, are effectively amended as necessary to allow the provision of the Retirement Vesting Program to be given effect . See the ‘Executive Retirement Vesting Program’ and 'Director Retirement Vesting Program' for more information . A copy of the present form of the RSBP is accessible on the SEDAR website at www . sedar . com (filed under the filing category Documents Affecting Rights of Securityholders) .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 87 APPENDIX B Performance Share Unit Plan Purpose The PSU plan is designed to (a) promote further alignment of interests between designated employees (“Designated Employees”) and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets ; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term ; and (c) provide a retention incentive to Designated Employees over the medium term . General Awards under the plan, which are approved by the Board based on recommendations from the Compensation Committee, are notional share - based awards, so the plan is non - dilutive . The ultimate value of PSU awards depends on the company’s three year total shareholder return (“TSR”) performance relative to our performance peer group, the company’s achievement of company performance standards and our share price at the end of the vesting period . Performance Period The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31 st following the grant . Performance Factors Under the plan, PSUs vest best on the relative achievement of : (i) the company’s total shareholder return against the total shareholder return of a peer group ; and (ii) the company’s achievement of company performance standards . The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0 - 2 times) associated with each performance standard . In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the Compensation Committee or Board to take into account changes in WTI over the applicable performance . Vesting PSUs cliff vest at the end of the three year performance period . PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period . The number of PSUs that vest at the end of a given performance period will depend on the company’s achievement of its performance factors during such period, as described in more detail above . Payment of PSUs Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee’s vested PSUs relating to the performance period .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 88 So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume weighted average trading price of the shares on the TSX (NYSE for our U . S . employees) for the five Business Days immediately following the end of such performance period . Unless otherwise determined by the Compensation Committee, Designated Employees who (i) terminated for cause, or (ii) voluntary terminates his or her employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs. In the event of an involuntary termination, other than for cause, or a resignation for “good cause”, in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee’s death. The PSU plan contains a double trigger in the event of a change of control. As result, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each grant; or (ii) the success does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for good reason, the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement (for TSR) and actual achievement and deemed achievement (for the company performance objectives). Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing. In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during the performance period, such payment to be made in the calendar year following the end of the applicable performance period. Each Designated Employee who has a leave during a performance period shall have his or her PSUs that are outstanding during the leave treated in the manner contemplated by the company’s Compensation During Approved Leave Policy. Assignment and Amendment The interests of Designated Employees under the PSU plan are not assignable. The PSU plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 89 APPENDIX C Stock Option Plan Purpose The purpose of the Stock Option Plan is to enable the company’s Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options ("Options") to acquire common shares . Plan Maximum Under the terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed 13 million common shares . The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any 1 - year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share - based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10 % of the issued and outstanding common shares from time to time . Insider Limitations The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Stock Option Plan and any other share - based compensation arrangement within a 1 - year period is 5 % of the aggregate issued and outstanding common shares . Non - executive directors are not allowed to participate in the Plan . 5 % Cross - Limit The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share based compensation arrangement, would exceed 5 % of the aggregate issued and outstanding common shares . Exercise Provisions and Non - assignability Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board . The exercise price for any Option granted to a U . S . optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan . If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a U . S . optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant . Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered . Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment . Options may be exercised in whole or in part . In order for Crescent Point to

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 90 comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point . No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options . Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death . Option Vesting and Term The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant . Black - Out Periods Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black - out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black - out period or other trading restriction imposed by the company is lifted, terminated or removed . Termination of Rights The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation . In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date for such vested Options to exercise any vested Options (if earlier) . In the event that an optionholder retires or is unable to fulfill his or her obligations under his or her employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for twenty - four months following the retirement or disability date, and the optionholder shall have twenty - four months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding . An optionholder on any “leave”, as defined in the company’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave . While on leave outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever . The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options . Change of Control, Sale or Takeover Bid A change of control is defined in the Stock Option Plan as (i) the company entering into an agreement resulting in a person or persons acquiring more than 50 % of the combined rights of the company’s then outstanding common

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 91 shares ; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company’s affairs ; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested . Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within 24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company . Adjustments Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets : provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied . In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares . In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval . Amendments The Option Plan may be amended, suspended or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof . Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment . The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation : (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options ; (ii) changes to the terms or conditions of vesting applicable to any Option ; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option ; (iv) amending the adjustment provisions of the Plan ; (v) making amendments of a housekeeping nature or that are necassary to comply with applicable laws or regulatory requirements ; (vi) altering the mechanics of the exercise of the Options ; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX . Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments : (i) to increase the number of Common Shares issuable under the Plan ; (ii) to increase or remove the insider participation limits set out in the Plan ; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan ; (iv) to extend the expiry date of any Options ; (v) to reduce the exercise price of any Options or otherwise effectively re - price any Options ; (vi) to the amending provisions under the Plan ; (vii) to extend the Plan’s maximum Option term beyond seven years ; (viii) to allow non - executive directors to participate in the Plan ; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 92 In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment . As at February 28 , 2018 , there were 2 , 988 , 032 Options issued subject to shareholder approval and there are 13 million common shares reserved for issuance under the Stock Option Plan, also subject to shareholder approval, representing approximately 2 . 3 % of the total number of outstanding common shares as at such date . A copy of the present form of the Stock Option Plan is accessible on the SEDAR website at www . sedar . com (filed under the filing category Documents Affecting Rights of Securityholders) .

Crescent Point Energy Corp. | 20 18 | Information Circular - Proxy Statement | 93 APPENDIX D Deferred Share Unit Plan Purpose The purpose of the DSU Plan is to provide our non - employee directors an alternative long - term share - based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company . Participation Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the "DSU Participants"), may be granted DSUs . As at the date hereof, only non - employee directors have been granted DSUs . Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year . DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual's bonus entitlement or profit share for the year . DSU Accounts Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date . The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the 1 - day volume - weighted average price on the grant date . On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate . All DSUs vest immediately upon being credited to a DSU Participant's account . Payment A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever . Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant's account on the date the DSU Participant ceased to be an employee or director multiplied by the 5 - day volume - weighted average price immediately preceding the date . Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15 th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment) . US Tax Matters On March 10 , 2015 , the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409 A of the US Internal Revenue Code . This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents .

Any questions and requests for assistance may be directed to the Strategic Shareholder Services Advisor and Proxy Solicitation Agent: The Exchange Tower 130 King Street West, Suite 2950, PO Box 361 Toronto Ontario, Canada M5X 1E2 North American Toll Free Phone: 1 - 888 - 518 - 6559 Email: contactus@kingsdaleadvisors.com Facsimilie: 416 - 867 - 2271 Toll Free Facsimilie: 1 - 866 - 545 - 5580 Outside North America, Banks and Brokers Call Collect: 416 - 867 - 2272

Crescent Point Energy Corp. | 20 18 | Information Circular – Proxy Statement | 15 Head Office Suite 2000, 585 8 Avenue S.W. Calgary, AB Canada T2P 1G1 T 403.693.0020 F 403.693.0070 Toll Free 888.693.0020 www.crescentpointenergy.com